Exhibit 99.1

 2025  ANNUAL REPORT

 AGM  The 2025 Annual General Meeting of shareholders of Ioneer Limited (Company) will be held on Friday, 31 October 2025 as a virtual meeting online at https://web.lumiagm.com/349221399 commencing at 10am (Sydney time). Shareholders are invited to attend the virtual AGM online.  Executive Chair’s letter  2  Year in Review  4  Directors’ Report  11  FY2025 Highlights  12  Business Strategy  14  Auditor’s Independence Declaration  25  Remuneration Report  26  Consolidated Financial Statements  56  Notes to and forming part of the Consolidated Financial Statements  61  Consolidated Entity Disclosure Statement  87  Directors’ Declaration  88  Independent Auditor’s Report  89  Other Information  94  Shareholder and ASX Information  98  Corporate Directory  100  ioneer

 Providing materials for a sustainable and thriving planet  Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, one of only a small number of lithium-boron  ore deposits globally. Rhyolite Ridge is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future.  1  Annual Report 2025

 Executive Chair’s letter  Dear shareholders,  It is my honour to once again write to you concerning the considerable progress made by your capable Ioneer team during the 2025 fiscal year. Our progress is significant, particularly given the strong headwinds facing the global lithium industry. It is a real testament to the fundamental strength of our unique asset that we have been able progress the Rhyolite Ridge Project to the precipice  of taking its key final steps – finalising a strategic equity partner and making a positive Final Investment Decision (FID).  In the coming months, our focus is on executing a global strategic partnering process with the support of Goldman Sachs, to secure an equity partner that has the financial strength and strategic alignment to proceed to an FID  as quickly as possible. This strategic partnering process began on July 3, 2025 and is expected to take a minimum of four months.  I am pleased to report that several key milestones were achieved in the past year. In October, we received a favourable Record of Decision (ROD) from the Bureau of Land Management authorising the Project’s plan of operation and completing the National Environmental Policy Act (NEPA) process (federal permitting process). This was the culmination of more than six years of sustained effort in which we worked closely with state, federal and tribal governments, as well as the Fish Lake Valley community. Our Project was the only U.S. lithium  project to receive a positive ROD for lithium in the United States during the Biden Administration.  After receiving the ROD, the Ioneer team with support from Goldman Sachs, shifted focus to completing final due diligence and documentation of the Department of Energy (DOE) loan. In January, Ioneer announced it had closed an upgraded US$996 million loan on improved terms.  ioneer  2

 Sibanye-Stillwater announced in February that it was terminating its agreement to joint venture in the Rhyolite Ridge Project. Their decision, whilst creating near-term delay and uncertainty, was not unexpected, and in our judgement fortuitous for the company.  At the project level, much has been achieved during the year. At the highest level we completed a comprehensive mine plan, updated our Resources and Reserve Estimate, revised our cost estimate to a Class II level, and delivered an SK1300 compliant project to both Sibanye Stillwater and DOE for review. It is hard to overstate the quantity and quality of work required to complete these matters in a timely way. It is a testament to the Ioneer team led by our able CEO, Bernard Rowe, that the work was achieved.  These accomplishments are now allowing our team to focus more time and resources on optimisation  planning and forward growth. We are finding low hanging opportunities to optimise production of the stage one plant. The main opportunity is focused on Sulphuric Acid Yield. Our work shows that towards the final third of the currently planned leach process there are diminishing returns from acid leach and higher contaminates readings in the pregnant leach solution. Extensive new test data developed by our process team shows that by reducing leach time, we are able to maximise production per tonne of sulphuric acid and minimise contaminants in the  leach solution. This work has limited impact on Capex, while generating materially higher lithium and boric acid production from the planned plant.  The updated Ore Reserve estimate, long duration mine plan, and robust Project economics reaffirms Rhyolite Ridge as a highly attractive global Project to produce lithium carbonate, lithium hydroxide and boric acid.  The updated findings position Ioneer, on a Lithium Carbonate Equivalent (LCE) basis, in the lowest cost quartile for lithium production globally with an estimated all-in sustaining cash cost to produce battery grade lithium hydroxide of US$5,745 and a cash cost of C1 US$3,858 per tonne net of expected boric acid revenue in the first  25 years.  As we enter the coming year, our focus is on closing a strategic partner agreement, obtaining FID approval, and on commencing construction of our globally important lithium and boric acid operation in Nevada.  Once again, let me thank our determined and capable team led by our CEO, Bernard Rowe, and our outstanding Board of Directors. It is an honour to be the Executive Chair of Ioneer. It is now time to push to the finish line and to build the Rhyolite Ridge Project.  James D. Calaway Executive Chair  Annual Report 2025  3

 Year in Review  Rhyolite Ridge is Permitted  Ioneer requires three key permits to commence construction at Rhyolite Ridge:  State of Nevada issued Air Quality Permit1 – received 24 June 2021.  State of Nevada issued Water Pollution Control Permit2 – received 19 July 2021.  Federal Bureau of Land Management positive Record of Decision (federal permit)3  – received 25 October 2024.  National Environmental Policy Act (NEPA)  Permitting Process Completed  During the year, the Rhyolite Ridge Lithium-Boron Project received its federal permit from the Bureau of Land Management (BLM). The formal Record of Decision (ROD) follows the issuance in September 2024 of the final Environmental Impact Statement (EIS) by the BLM, which incorporated public feedback received during the April- June open comment period and concluded the rigorous and comprehensive formal federal permitting process, which began in early 2020. Ioneer’s pre-permitting  work began in early 2019 and, in December 2022, the company formally entered the final stages of the National Environmental Policy Act (NEPA) review, as required by all projects on federal lands.  Ioneer enacted major changes to the Project throughout the permitting process resulting in a stronger, more sustainable Project that incorporates the needs and concerns of all stakeholders.  As part of the final EIS, the U.S. Fish and Wildlife Service, which oversees the administration of the Endangered Species Act (ESA), also formally released the ESA Section 7 Biological Opinion concluding Rhyolite Ridge will not jeopardise Tiehm’s buckwheat or adversely modify its critical habitat.  Refer ASX release titled ‘Ioneer Issued Air Quality Permit for Rhyolite Ridge’ announced 24 June 2021.  Refer ASX release titled ‘Issuance of Water Pollution Control Permit’ announced 19 July 2021.  Refer ASX release titled ‘Rhyolite Ridge Project Receives Final Permit’ announced 25 October 2025.  4  Other Permits  Ioneer continues to maintain compliance with the issued State of Nevada Water pollution Control and Class 2 Air Permits. No compliance issues were noted during the year and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.  Funding  Upsized US$996 million loan from US Department of Energy  On 20 January 2025, Ioneer announced the closing of a US$996 million loan from the U.S. Department of Energy (DOE) Loan Programs Office (LPO) under the Advanced Technology Vehicles Manufacturing (ATVM) program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada.  The loan, part of the LPO’s efforts to strengthen the nation’s critical mineral supply chain, will create hundreds of rural jobs, support American manufacturers and  help rebalance the global supply of lithium and boron production and processing currently dominated by China and Turkey, respectively. The $996 million loan ($968 million principal and $28 million in capitalised interest) is a $268 million increase from the conditional DOE loan commitment announced in January 2023.  The loan marks the conclusion of eight years of focused work across environmental, permitting, geology, and engineering. Ioneer engaged with DOE LPO for more than three years and transaction timing was primarily driven by receipt of the positive Record of Decision from the Department of Interior, which Ioneer received in October 2024.  ioneer

 Conditions precedent to first loan funding includes closing a strategic partnering agreement for the  equity component of the build cost, securing necessary additional required funding and a project finance model bring down.  Sibanye-Stillwater withdrawal from the Rhyolite Ridge Joint Venture  In February, Ioneer announced it had received notification from Sibanye-Stillwater Ltd that its Board of Directors had decided not to proceed with the proposed Project joint venture4.  The Unit Purchase and Subscription Agreement (the relevant joint venture agreement) between Ioneer and Sibanye-Stillwater Ltd has been terminated.  Ioneer was pleased to have this pending matter resolved and remains focused on bringing this world-class project online. The Company has re-engaged Goldman Sachs and commenced preparation for a strategic partnering process to secure a strong equity partner who can help see the Project into production.  4. Refer ASX release titled ‘Status Update on Rhyolite Ridge Project Joint Venture’ announced 26 February 2025.  US$16 Million Placement and US$2.2 Million SPP proceeds  In June, Ioneer completed a placement to raise US$16 million to progress the Rhyolite Ridge Project through the Strategic Partnering Process and to FID.  In addition, the company raised a further US$2.2 million, via a share purchase plan to existing eligible retail shareholders, announced in July 2025.  Under the terms of the Placement, the Company issued approximately 253 million new fully paid ordinary shares in the Company within the Company’s existing placement capacity under ASX Listing Rule 7.1. The final Placement issue price of A$0.10 (US$0.065) was a 13% discount to Ioneer’s last close on 10 June 2025.  The Placement will provide funding to accelerate the development of Ioneer’s 100% owned Rhyolite Ridge Lithium-Boron Project, including to:  Advance Project readiness;  Fund environmental, permitting expenses and commitments;  Pay other Rhyolite Ridge Project Costs; and  Fund working capital and general corporate purposes.  Under the terms of the SPP, the Company issued approximately 33.55 million new fully paid ordinary shares in the Company, on the same terms as the Placement.  Annual Report 2025  5

 Mineral Resource and Ore Reserve Estimates  Ore Reserve Quadruples for Rhyolite Ridge Project5  In June, Ioneer announced a 308% upgrade to the Ore Reserve estimate for its 100%-owned Rhyolite Ridge Lithium-Boron Project, alongside updated Project economics.  The Ore Reserve has increased by 186.6 million tonnes (Mt) and approximately 48% of the Mineral Resource has been converted into Reserve, now estimated at:  246.6 Mt at 1,464 ppm lithium and 5,444 ppm boron  Containing 1.92 Mt of Lithium Carbonate Equivalent (LCE) and 7.68 Mt of Boric Acid Equivalent (BAE).  45% increase in Mineral Resource Estimate  In March, the Company announced a 45% increase in the Mineral Resource Estimate7 for the Project. The estimate included new data from twelve drill holes completed in 2024. The 2025 Mineral Resource is located entirely within the fully permitted Project area approved by the United States government in October 2024.  5. Refer ASX release titled ‘Clarification to Reserve & Resource Statement’ announced 12 June 2025. For further detail see Mineral Resource and Ore Reserve on page 94.  The updated South Basin Mineral Resource Estimate comprises:  Total Mineral Resource of 510 Mt  Contained lithium carbonate equivalent (LCE) of 3.97 Mt  Contained boric acid equivalent (BAE) of 14.66 Mt  Measured & Indicated Resource for Stream 1 of 152 Mt  Measured & Indicated Resource for Streams 1 & 2 of 366 Mt  The Mineral Resource was reported as three separate streams. Streams 1 and 2 are both suitable for vat leach processing as shown below. Due to the high clay content of Stream 3, it cannot be processed through the same vat leach flowsheet other than by blending minor amounts with Stream 1 and 2 materials.  Stream 1 – lithium mineralisation with high-boron and low-clay content  179 Mt Resource containing 1.54 Mt Lithium Carbonate and 12.00 Mt Boric Acid.  Stream 2 – lithium mineralisation with low-boron and low-clay content  274 Mt Resource containing 1.78Mt Lithium Carbonate and 2.25 Mt Boric Acid.  Stream 3 – lithium mineralisation with low-boron and high-clay content  58 Mt Resource containing 0.64 Mt Lithium Carbonate and 0.41 Mt Boric Acid.  ↑  510Mt  Total Mineral Resource  INCREASE   of 308%  ioneer  Year in Review  continued  6

 Robust Project Economics  In June, along with updating the Ore Reserve Estimate, Ioneer released revised Project economics. The updated Ore Reserve estimate, 95-year mine plan for stage one operations, and Project economics reaffirms Rhyolite Ridge as a highly attractive global Project to produce lithium carbonate, lithium hydroxide and boric acid.  The updated findings position Ioneer, on an LCE basis, in the lowest cost quartile for lithium production globally with an estimated all-in sustaining cash cost to produce battery grade lithium hydroxide of US$5,745 and a cash cost of C1 $3,858 per tonne net of expected boric acid revenue in the first 25 years.  The Project has a stable overall operating cost structure to produce lithium carbonate and battery grade lithium hydroxide due to the scale and reliability of its boric acid credit. Boron remains one of the most stable natural resource commodities over many decades.  Ioneer has refined Project plans over the past four years and updates now include an Association for the  Advancement of Cost Engineering (AACE) Class 2 capital cost estimate (-10%, +15%) with approximately 70% of the Project’s engineering complete. As a result of this and other engineering work including RAM analysis and detailed engineering design, Ioneer has adopted a more conservative approach to plant availability, equipment downtime and maintenance strategies. While this approach reduces bottom line economics, the Company believes it is appropriate for a Project of this type  and scale.  The Company now estimates total capital expenditure to complete the Project will be US$1,667.9 million, including a 10% contingency (2020 DFS estimate US$785 million).  Further improvements to Project economics were announced to ASX in September 2025.  Annual Report 2025  7

 Growth Opportunities  Expansion Pathways  Throughout FY2025, Ioneer continued to evaluate future growth potential at the Rhyolite Ridge Project.  Rhyolite Ridge and Beacon Hill Resources are substantial, containing attractive quantities of recoverable lithium and boron sufficient to contemplate multiple high boron and low boron expansion plants. These Resources are expected to grow substantially with further exploration work. Given the large resource and reserve base and  long mine life, future expansions are likely and will be a high priority.  The expansion strategy is simple, build similar sized acid plants to accelerate the monetisation of the Rhyolite Ridge Resource increasing total lithium production above 100,000 Tonnes per year through a total of four South Basin production facilities (Stage 1 plus expansion  Stages 2-4). In parallel, continue exploration and Resource definition associated with the Beacon Hill (North Basin) culminating in one Beacon Hill Facility (expansion stage 5).  Any high boron expansion would leverage the metallurgical test work and engineering of the Rhyolite Ridge  Stage 1 Project. Development of a low boron flowsheet is underway, informed by the high boron flowsheet, extensive process test work of PFS quality completed by Ioneer and in partnership with EcoPro Innovation on low boron streams.  Optimisation Opportunities  During FY2025, Ioneer identified a number of potential optimisation opportunities to improve the overall economics of the Rhyolite Ridge Project. These potential opportunities fell into two categories:  Reduce the cost of production (increase reagent utilisation, reducing or eliminate supply costs).  Increase overall revenue by increasing lithium and boron production or producing additional products.  The Company will continue to advance these opportunities in FY2026.  EcoPro Lithium Clay Project  The EcoPro Lithium Clay R&D project has shown promising progress in FY2025 and demonstrated positive momentum in balancing lithium recovery and impurity removal with reduced sulfuric acid consumption or cost.  The current work plan is to complete the calcining process by November 2025.  Environmental, Health, Safety  & Sustainability  Ioneer is committed to sustainability principles and as we grow, seek to embed them as fundamental elements of our organisational DNA. During the year, Ioneer reported no lost time incidents, first aid incidents, or fatalities.  Tiehm’s buckwheat conservation efforts continued during the year and focussed on seed collection and preparation for the upcoming growing season. These activities are being conducted at the Company’s dedicated greenhouse in Nevada. The Company continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat from seed in a variety of soil types including soils that are  low in both lithium and boron. This bodes well for future out-planting at and near the Rhyolite Ridge site, including on disturbed soils associated with past and future mining activities.  Community & Tribal Nations  Ioneer remains committed to engaging with local communities and Tribal Nations to address environmental and social concerns and enhance local economic opportunities.  During the year, Ioneer announced a binding, Development Agreement with Esmeralda County, Nevada (County),  to develop and deliver an investment plan for County residents alongside the advancement of the Rhyolite Ridge Lithium-Boron Project. The agreement provides funding for expanded public services and infrastructure upgrades and establishes a framework for continued collaboration. Through construction, the agreement is expected to provide an estimated $5-7 million in County benefits in addition to more than $10 million in County road upgrades.  ioneer  Year in Review  continued  8

 The funding is separate from Project-related Company investments to develop the Rhyolite Ridge Lithium-Boron Project. In addition to creating hundreds of jobs and  tens of millions in wages and salaries, a 2024 third party analysis estimated Rhyolite Ridge will support a minimum of $340 million of economic activity annually in Nevada and provide more than $8.5 million each year in fiscal revenue for Esmeralda County.  Sales & Marketing  Lithium Offtakes  Ioneer has binding offtake agreements for more than 90% of its expected total 19,200 tonnes per annum (tpa) of lithium carbonate to be produced from Rhyolite Ridge.  EcoPro Innovation Co. Ltd – For 7,000 tpa of lithium carbonate over a 3-year term.  Ford Offtake Agreement – For 7,000 tpa of lithium carbonate over a 5-year term for use in Ford electric vehicles produced through BlueOval SK, the Ford-SK On battery manufacturing joint venture.  PPES Offtake Agreement – For 4,000 tpa of lithium carbonate over a 5-year term. PPES is a joint venture between Toyota Motor Corporation and Panasonic Corporation  Dragonfly Energy Corporation – Dragonfly Energy Corporation (NASDAQ: DFLI) is an industry leader in energy storage. For the supply of lithium carbonate over a 3-year term, with variable volumes based on surplus tonnes available after meeting other offtake commitments.  Boric Acid Offtake  Ioneer has three offtake agreements in place for its boric acid production, which were announced in FY2020 and together account more than 100% of Ioneer’s first five years of boric acid production. During the year, the Ioneer Sales & Marketing team continued to maintain strong relationships with our offtake partners and to update contracts where necessary.  Engineering  During the year, Ioneer worked to complete an updated AACE Class 2 capital estimate and associated back up documentation and operating cost estimates required under the Approved Feasibility Study. The Class 2 estimate and updated economic analysis were finalised to coincide with delivery of the ROD (issued in October), and to support the DOE LPO Loan. Detailed engineering is now circa 70% complete with little additional engineering spend required to make a Final Investment Decision.  Bernard Rowe  CEO and Managing Director  Annual Report 2025  9

 Directors’ report and consolidated financial statements  10  ioneer

Annual Report 2025

Directors' Report

The directors of ioneer Ltd present their report, together with the consolidated financial statements of ioneer Ltd ('Ioneer' or the 'Company') and its subsidiaries (collectively the Group) for the financial year ended 30 June 2025 and the Auditor's report thereon.

Operating and Financial Review

The loss for the Group after providing for income tax amounted to $9,554,000 (30 June 2024: $7,825,000).

The operating and financial review forms part of the Directors' Report and has been prepared in accordance with section 299A of the *Corporations Act 2001* (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group. To assist users, financial information included in this review contains non-IFRS financial information.

The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project (Project) in Nevada, United States of America.

Summary of Performance and Financial Position

Year ended 30 June	Unit	2025	2024	Change
Mineral Resource:				
Measured	mt	152	75	77
Indicated	mt	261	183	78
Inferred	mt	97	93	4
Total Mineral Resource[1]	mt	510	351	159
Ore Reserve:				
Proved	mt	86	29	57
Probable	mt	161	31	130
Total Ore Reserve[1]	mt	247	60	187
Operating cash flows	$'000	(6,805)	(7,198)	393
Investing cash flows	$'000	(13,830)	(35,383)	21,553
Financing cash flows	$'000	10,202	25,486	(15,284)
Total change in cash used in the financial year	$'000	(10,433)	(17,095)	6,662
Net cash	$'000	25,059	35,715	(10,656)
Capitalised exploration	$'000	15,300	35,398	(20,098)
Net assets	$'000	230,298	218,221	12,077
Net loss after tax	$'000	(9,554)	(7,825)	(1,729)

1. For further detail on Mineral Resource and Ore Reserve, refer to page 94.

11

 Ore Reserve quadrupled to  247M tonnes  From 60 million tonnes  Rhyolite Ridge Project receives Federal permit (ROD), closes US$996 million DOE loan, Quadruples Ore Reserve and reaffirms Project economics.  Positioned to secure a new equity partner and brings us one step closer to making Rhyolite Ridge a reality. Rhyolite Ridge will be a significant, reliable, low-cost, and sustainable source of critical minerals for the United States.  Highlights of the financial year ended 30 June 2025  Project Permitting  Completes major US Federal permitting step – BLM issued a favourable Record of Decision, marking the completion of the NEPA Process.  Ore Reserve  & Resource Estimate  Ore Reserve Quadruples to 247 million tonnes.  Mineral Resource Estimate increased by 45% to  510 million tonnes.  Project Funding  Upsized US$996 million loan from U.S. Department of Energy closed to accelerate domestic critical mineral production.  US$18.2 million Placement completed to move project through to Final Investment Decision (FID).  ioneer  12

 Economics  Robust economics reaffirmed – 95-year mine life, NPV of US$1.367 billion.  All-in sustaining cash cost of US$5,745 per metric tonne of lithium carbonate equivalent – bottom quartile of the global lithium cost curve.  Engineering  70% detailed engineering design complete – on target to be construction ready at FID.  Growth  Breakthrough in sulphuric acid and reagent efficiency test work announced confirming a 7-14% increase in lithium carbonate and boric acid produced for each tonne of acid consumed.  Federal  permit awarded  Positive ROD  received  Department of Energy Loan closed  US$996M  NPV  US$1.367b  Community  Development Agreement signed with Esmeralda County, Nevada to develop and deliver an investment plan for County residents.  Robust Project economics  confirmed  Annual Report 2025  13

 Business strategy  Ioneer’s business strategy is focused on developing the 100%-owned Rhyolite Ridge  Lithium-Boron Project in Nevada,  USA. We believe in an electrified future and the strategic imperative for the USA to develop a domestic battery materials supply chain. We actively promote the development of this battery materials supply chain and look to be a leader in this space.  Business Strategy  ioneer  14

 Our Purpose  we exist to enable a sustainable world for all  Our Mission  responsibly and profitably provide the materials necessary for realising a sustainable planet  Our Vision  we see a world in which our global population, our environment and all future generations are thriving  Our Purpose  we are imaginative, caring, committed and responsible e  Our Purpose  we exist to enable a sustainable world for all  Our Mission  responsibly and profitably provide the materials necessary for realising a sustainable planet  Our Vision  we see a world in which our global population, our environment and all future generations are thriving  Our Values  we are imaginative, caring, committed and responsible  Annual Report 2025  15

 Opportunities  The focus of the Company is developing Rhyolite Ridge. After successfully delivering this Project, Ioneer will pursue other growth initiatives from its existing portfolio (the current estimated resource is open to the north, south and east and does not include the north basin tenements) as well as new opportunities which are value accretive and where balance sheet capacity exists to support future development.  Material business risks  The following material business risks have been identified as key issues that have the potential to impact the Company’s performance:   Health, safety and environmental risks are of critical importance in ensuring we safely and responsibly build and operate a sustainable business.  Global economic conditions – Economic conditions, both domestic and global, may affect the performance of the Company and the Project. Adverse changes in macroeconomic conditions, including global and country-specific growth rates, the cost and availability of credit, the rate of inflation, interest rates, exchange rates, government policy and regulations, general consumption and consumer spending, input costs, employment rates and industrial disruptions, among others, are variables which while generally outside the control of the Company and its Directors, may result in material adverse impacts on the Company’s businesses and its operational and financial performance.  Execution of the Project – As the Company progresses the development of its Rhyolite Ridge Project, there are risks and uncertainties involved which could result in the Company not delivering on its anticipated timing for future milestones, including those for permitting, taking a Final Investment Decision and for construction. Upon construction commencing, the Company and the Project will be subject to risks associated with construction of Stage 1 of the Project until such time as practical completion of construction and first production is achieved.  Funding risk – The Company’s continued ability to operate the Project and effectively implement its business plan over time will depend in part on its ability to raise funds for operations and growth activities. As announced on 20 January 2025, the Company has closed a US$996 million loan from the U.S. Department of Energy Loan Programs Office (“DOE LPO”) via the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Project. To the extent that the conditions precedent under the DOE LPO Loan are unable to be satisfied or waived, such funding will become unavailable to the Company and would require the Company to find alternative funding sources. There can be no guarantee that the Company will be able to raise sufficient funding on acceptable terms, or at all, to fund the Project. Funding terms may also place restrictions on the manner in which the Company conducts its business and impose limitations on the Company’s ability to execute on its business plan and growth strategies. An inability to obtain finance on acceptable terms, or at all, may cause, among other things, substantial delays in, or prevent, the funding of the Project to Final Investment Decision, and in turn the development or operation of the Project.  Partner risk – Construction at the Project will begin following a successful Final Investment Decision (“FID”), which is subject to the Company’s ability to secure an equity partner to help see the Project into production via the strategic partnership process recommenced in Q2 of 2025 (“Strategic Partnership Process”). There can be no assurance  that the Strategic Partnering Process will be successful, nor any certainty that the Company will make the FID to commence construction.  Offtake risk, including volume and price risks associated with the sale of technical grade lithium carbonate and boric acid, counterparty risk and contract terms. Pricing of lithium is likely to be largely subject to the rate of uptake in electric vehicles. The Company has entered into binding offtake agreements and distribution and sales agreements for the supply of boric acid from the Project. There is a risk that the parties to the agreements may not perform their respective  obligations or may breach the agreements. The offtake agreements include conditions precedent that include the timing of the Final Investment Decision and first production. There can be no guarantee that the Company will be able to renegotiate these conditions precedent on acceptable terms should there be delays in the Project.  ioneer  Directors’ Report  continued  16

 Litigation risk – The Company and the Project may be involved in litigation and disputes from time to time with its contractors, sub-contractors, contractual counterparties and other parties. Litigation and disputes can be costly,  including amounts payable in respect of judgments and settlements made against, or agreed to by, the Company or Project entities. They can also take up significant time and attention from management and the Board and have an impact on the Company’s activities. Accordingly, the Company’s involvement in litigation and disputes could have an adverse impact on its financial position and performance.  Reserves and Resources risk – No assurance can be given that the estimated Ore Reserve and Mineral Resources are accurate or that the indicated level of lithium refined materials, carbonate, boric acid or any other mineral products will be achieved. Such estimates are largely based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralisation or geological conditions may be different from those predicted. No assurance can be given that any or all of the Company’s Mineral Resources constitute or will be converted into Ore Reserve. Actual  Ore Reserve and Mineral Resources may differ from those estimated, which could have a positive or negative effect on the Company’s financial performance.  Sovereign risk – relating to the fiscal, tax and regulatory environment in jurisdictions that Ioneer does business. The Company’s and the Project’s operations could be adversely affected by government actions in the U.S. or other countries or jurisdictions in which it has operational exposures or investment or exploration interests. This includes increasing regulations and costs associated with climate change and management of carbon emissions, and potential delays as a result of any change in federal administration in the coming U.S. federal elections.  Social licence to operate – Maintaining the Company’s social licence to operate by proactively engaging with communities, regulators and other key stakeholders.  Cyber security – Ensuring our cyber security through the integrity, availability and confidentiality of data within our information and technology systems from either intentional or unintentional disruption (‘cyber attack’).  Climate change – Managing exposures of physical climate change such as increased frequency of extreme weather events including severe weather storms, floods, drought and wildfires which could damage Ioneer’s future production infrastructure and operations.  Directors’ qualifications and experience  The following persons were directors of Ioneer Ltd during the whole of the financial year and up to the date of this report. Their qualifications and experience are:  James D Calaway  Executive Chair  BA (Econ), MA (PP&E)  Member of the EHSS Committee  James has considerable experience and success in building young companies into successful commercial enterprises. He was the non-executive chairman Orocobre Ltd for 8 years until his retirement in July 2016, helping lead the company from its earliest development to becoming a significant producer of lithium carbonate and a member of the ASX 300.  James was appointed a director in April 2017 and has served as Chair since 2017. He was appointed executive chair in July 2020.  James is currently chairman of Distributed Power Partners (appointed 2014), a US international distributed power development company which is a leader of clustered distributed solar power development. He has also been a chair of several other U.S. corporate boards including the Centre for Houston’s Future, and the Houston Independent School District Foundation.  Other listed directorships: N/A  Annual Report 2025  17

 Bernard Rowe  Managing Director & CEO  BAppSc (Geology) (Hons) Member of the Project Execution Committee  Bernard is a geologist, manager and company director with more than 30 years’ international experience in mineral exploration and mine development. His diverse industry experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America.  Bernard was appointed managing director in August 2007. He led the Company’s listing on the ASX in 2007 with a focus on gold and copper exploration in Nevada and Peru.  In early 2016, Bernard visited a little-known lithium-boron deposit in southern Nevada –  later to be renamed Rhyolite Ridge. He realised the potential opportunity and quickly secured the Project.  Bernard is a member of the Australian Institute of Geoscientists, the Society of Economic Geologist and the Geological Society of Nevada.  Other listed directorships: G50 Corporation (ASX: G50) (2021 – current).  Alan Davies  Independent  Non-executive Director  B.Bus (Accounting), LLB, LLM Chair of the Nomination & Remuneration Committee Member of the Audit & Risk Committee  Member of the Project Execution Committee  Alan has 20 years of experience in running and leading mining businesses, most recently as chief executive, Energy & Minerals with Rio Tinto. Former roles include chief executive,  Diamonds & Minerals and chief financial officer of Rio Tinto Iron Ore. Alan has held management positions in Australia, London and the US, and has run and managed operations in Africa, Asia, Australia, Europe and North and South America. He is also a former director of Rolls Royce Holdings plc. This experience includes industrial minerals and more specifically borates, where he led the Rio Tinto Borax business and the Jadar lithium-boron deposit in Serbia.  Alan joined the board as a non-executive director in May 2017.  He is currently the chief executive officer of Moxico Resources plc, a Zambian copper and zinc explorer and developer (appointed March 2017). He is also Chairman of Trigem DMCC, a vertically integrated diamond and colour stone service provider (appointed March 2018).  Other listed directorships: N/A  Stephen has over 40 years of corporate finance experience at major international companies listed on the ASX. He has significant expertise in corporate finance and control, treasury,  tax, audit and assurance, risk management, investor relations and communications, ICT and sustainability.  Stephen joined the board as a non-executive director in August 2022 and resigned in May 2025. Stephen holds a Bachelor of Economics from Sydney University and is a Fellow of CPA Australia. Other listed directorships: Central Petroleum Limited (ASX: CTP) (2021 - current).  Stephen Gardiner  BEc (Hons), Fellow of CPA Australia  From July 2024 – May 2025 (resignation):  Chair of the Audit & Risk Committee  Member of the Nomination and Remuneration Committee Independent non-executive director  ioneer  Directors’ Report  continued  18

 Rose McKinney-James  Independent  Non-executive Director  Juris Doctorate Law, BA Liberal Arts, NACD Fellow, NACD Director 100  Chair of the EHSS Committee Member of the Nomination & Remuneration Committee  Rose is an experienced public company director, clean energy advocate, and small business leader with a broad history in public service, private sector corporate sustainability, social impact, and non-profit volunteerism. She also served as Nevada’s first Director of the Department of Business and Industry.  Rose joined the board as a non-executive director in February 2021.  Rose is a Nevada-based expert in environmental business and technology policy, renewable and clean energy advocacy, and sustainable development. She directed the Department of Business and Industry, Nevada’s largest state agency and was recognised for services to the Nevada business community. As the former CEO of CSTRR, solar and renewable energy company, she is credited with authoring the strategy to fast track the integration of renewable resource into utility energy portfolios. Rose is also the former Commissioner, Nevada Public Service Commission.  Rose currently serves as a non-executive director of MGM Resorts International  (appointed 2005), Toyota Financial Savings Bank (appointed 2006), Pacific Premier Bancorp Inc (appointed March 2022), Clean Energy for America (appointed 2021), and the Las Vegas Stadium Authority (appointed 2024).  Other listed directorships: MGM Resorts International (NYSE: MGM) (2005 – current), Pacific Premier Bancorp Inc. (NASDAQ: PPBI)(2022 – current).  Margaret R Walker  Independent  Non-executive Director  B. Chem Engineering, NACD Certified Director/Fellow Chair of the Project Execution Committee Member of the Audit & Risk Committee  Member of the EHSS Committee  Margaret is a chemical engineer with significant experience working across the chemical, engineering and construction sectors. She brings over 40 years’ experience and leadership in large-scale chemical engineering, project management and organisational development gained through a career as a chemical engineer with The Dow Chemical Company. She has deep experience in constructing and successfully bringing into production complex projects.  Margaret joined the board as a non-executive director in February 2021.  Margaret currently serves as a non-executive director of Independent Project Analysis Inc.,  a privately held firm that drives improvement in capital performance (appointed January 2011).  Margaret holds a Bachelor of Science in Chemical Engineering from Texas Tech University, and in 2018 became a National Association of Corporate Directors Board Leadership Fellow.  Other listed directorships: Methanex (TSX:MX, NASDAQ: MEOH) (2015-2025).  Timothy Woodall  Independent  Non-executive Director  BEc, FCPA, GAICD  From May 2025 (Appointment):  Chair of the Audit & Risk Committee  Member of the Nomination & Remuneration Committee  Tim has over 30 years’ experience in international M&A and finance, specialising in the energy sector. His expertise includes being the founder and Managing Director of a boutique advisory firm, the CEO of a technical consulting firm and senior roles in New York and London with global investment banks. Additionally, he has held senior executive positions with energy companies in Australia and the USA.  Tim joined the board as a non-executive director in May 2025.  Tim previously served as a non-executive director (and executive director) of FAR Limited (August 2017 to June 2021) and Central Petroleum.  Tim holds a Bachelor of Economics from the University of Adelaide, is a Fellow of the Australian Society of CPAs, and a graduate of the Australian Institute of Company Directors.  Other listed directorships: N/A  Ian Bucknell  Company Secretary  Ian’s biography is shown in the executive team section of the report on the following page.  Annual Report 2025  19

 Executive Team  James D Calaway  Executive Chair  James’ biography is shown in the Director’s qualifications and experience section of the report.  Bernard Rowe  Managing Director  Bernard’s biography is shown in the Director’s qualifications and experience section of the report.  Ian Bucknell  CFO & Company Secretary  B.Bus (Accounting), FCPA, GAICD  Ian joined Ioneer in November 2018 as Chief Financial Officer and became Company Secretary in April 2019.  Ian is responsible for the finance, investor relations, IT and company secretarial functions of the Company. He has more than 25 years of international resource sector experience, most recently as Chief Financial Officer and Company Secretary of AWE Limited and prior to that held the position as Chief Financial Officer and at times Company Secretary of Drillsearch Energy Limited.  Ken Coon  Vice President Human Resources  BS Bus. Administration (Human Resources)  Ken Coon is responsible for the human resource function of the company. He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell’s downstream and refining and chemicals organization and Entergy, a large US Gulf Coast utility company.  Yoshio Nagai  Vice President Commercial Sales & Marketing  Yoshio Nagai is responsible for the sales and marketing function of the company. He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.  Matt Weaver  Senior Vice President Engineering & Operations  Matt Weaver is responsible for all engineering and operational aspects of the Rhyolite Ridge lithium-boron Project in Nevada and for delivering the project through the Definitive Feasibility Study and project execution and into full commercial production. He has 30 years international mining experience, having worked with BHP, Rio Tinto and Newmont, and several junior  mining companies.  Chad Yeftich  Vice President Corporate Development & External Affairs  Chad is responsible for the Government and community relations, and U.S. Investor Relations and financing functions of the Company. He has over 20 years finance and investment industry experience. Chad has held several analyst and portfolio management roles over that time at firms such as Maverick Capital, H.I.G. Capital, Trafelet Brokaw & Company, and PwC. For the last ten years, he has focused on investing in and helping develop projects around the world that support the electrification of transportation.  ioneer  Directors’ Report  continued  20

Annual Report 2025

Directors' interests in shares, options and performance rights

Director	Shares held at 30 Jun 25	Options held at 30 Jun 25	PRs held at 30-Jun-25	Shares held at report date	Options held at report date	PRs held at report date
James D Calaway	58,995,110	326,323	5,939,542	61,614,236	326,323	2,984,776
Bernard Rowe	69,609,147	-	11,906,857	74,426,906	-	6,700,196
Alan Davies	5,026,259	326,323	132,190	5,781,959	326,323	132,190
Rose McKinney-James	670,070	-	132,190	670,070	-	132,190
Margaret R Walker	750,070	-	132,190	1,023,190	-	132,190
Timothy Woodall	75,000	-	200,000	375,000	-	200,000
	135,125,656	**652,646**	**18,442,969**	**143,891,361**	**652,646**	**10,281,542**

Directors' meetings

Directors' attendance at Directors' meetings are shown in the following table:

	Board		Audit & Risk		Nomination & Remuneration		Project Execution		EHSS	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
James D Calaway	7	7	-	-	-	-	-	-	2	2
Bernard Rowe	7	7	-	-	-	-	3	3	-	-
Alan Davies	7	5	5	3	5	5	3	2	-	-
Stephen Gardiner[1]	6	6	5	5	4	4	-	-	-	-
Rose McKinney-James	7	7	-	-	5	5	-	-	2	2
Margaret R Walker	7	7	5	5	-	-	3	3	2	2
Timothy Woodall	1	1	-	-	1	0	-	-	-	-

1. Stephen retired from, and Timothy Woodall was appointed to, the Board in May 2025. The number of Board and Committee meetings they were eligible to attend are shown under the Held column.

Committee membership

As at the date of this report, the Company had an audit and risk committee, a nomination and remuneration committee, a project execution committee, and an Environmental, Health, Safety and Sustainability (EHSS) committee.

Members on the committees of the board at the end of the financial year are:

Director	Audit & Risk	Nomination & Remuneration	Project Execution	EHSS
James D Calaway				●
Bernard Rowe			●	
Alan Davies	●	●*	●	
Rose Mc-Kinney-James		●		●*
Margaret R Walker	●		●*	●
Timothy Woodall	●*	●		

1. The chair of each committee is denoted by an asterisk. They are all independent non-executive directors.
2. Timothy Woodall was appointed chair of the Audit & Risk Committee and a member of the Nomination & Remuneration Committee on his appointment to the Board in May 2025.

21

 Indemnification and insurance  Indemnification of directors and officers  The Company has not, during or since the end of the financial period, in respect of any person who is or has been an officer of the Company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.  Insurance premiums for directors and officers  During the financial period the Company has paid premiums to insure each of the directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the  capacity of director or officer of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The premiums paid are not disclosed as such disclosure is prohibited under the terms of the contract.  Indemnification and insurance of auditors  The company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.  During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.  Remuneration report  The remuneration report set out on pages 26 to 55 forms part of the Directors’ Report for the year ended 30 June 2025.  Corporate governance statement  Details of the Company’s corporate governance practices are included in the Corporate Governance Statement set out on the Company’s website.  Dividends  There were no dividends paid, recommended or declared during the current or previous financial year.  Shares – issued and unissued  30 Jun 25  $’000  30 Jun 24  $’000  Issued shares  2,608,172,516  2,325,614,708  Unissued shares:  Options  1,631,615  2,938,803  Performance rights  63,290,529  33,882,163  Since the end of the financial year, the following additional shares, options or performance rights have been granted or lapsed:  20,053,326 Performance rights have vested, and new shares were issued.  2,999,666 Performance rights have lapsed.  ioneer  Directors’ Report  continued  22

 Environmental performance  The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions.  In October 2024, Ioneer received its federal permit for the Rhyolite Ridge Lithium-Boron Project from the Bureau of Land Management (BLM). The formal Record of Decision (ROD) followed the issuance in September 2024 of the final Environmental Impact Statement (EIS) by the BLM, which incorporated public feedback received during an open comment period held in April to June of 2024. The issuance of the ROD concluded the comprehensive formal federal permitting process, which began in early 2020. Ioneer’s pre-permitting work began in early 2019 and, in December 2022, the company formally entered the final stages of the National Environmental Policy Act (NEPA) review, as required by all projects on federal lands.  In preparation for the NEPA process, Ioneer completed baseline studies and associated field work for 14 different resource areas of the Rhyolite Ridge Project (e.g. air quality, biology, cultural resources, groundwater, recreation, socioeconomics, soils and rangeland) and submitted a Plan of Operations (“Plan”), which included measures to be implemented to prevent unnecessary or undue degradation of public lands by operations authorized under the Mining Act (1872). It describes all aspects of the Project including construction, operations, reclamation, and environmental protection measures.  During the March quarter, Ioneer submitted an application to modify both the State of Nevada Water Pollution Control Permit and the Class II Air Permit to align them with the revised, and federally approved, Mine Plan of Operations. Both applications have completed technical review by the State Regulatory Branch and have been released for public review. These modifications are expected to be approved in 3Q 2025.  Audit and non-audit services  The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  Auditor’s independence declaration  A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.  Matters subsequent to the end of the financial year  On 17 July 2025, Ioneer announced the issue of 33,550,000 new fully paid ordinary shares under a share purchase plan, raising approximately US$2.2 million. The shares will rank equally with existing shares from the date of issue, and the funds will be used to accelerate the development of the Rhyolite Ridge Lithium-Boron Project.  Other than as mentioned above, In the period since 30 June 2025 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.  Annual Report 2025  23

 Rounding  The amounts contained in the Directors’ Report have been rounded to the nearest $1,000 (where rounding is applicable) where noted ($’000) under the option available to the Company as provided in ASIC Corporations (Rounding in Financial/Directors’ Report) Instrument 2016/191. The Company is an entity to which this legislative instrument applies.  This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of the directors  James D. Calaway Executive Chair  17 September 2025  ioneer  Directors’ Report  continued  24

 A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Ernst & Young 200 George Street  Sydney NSW 2000 Australia  GPO Box 2646 Sydney NSW 2001  Tel: +61 2 9248 5555  Fax: +61 2 9248 5959  ey.com/au  Auditor’s independence declaration to the directors of ioneer Ltd  As lead auditor for the audit of the financial report of ioneer Ltd for the financial year ended 30 June 2025, I declare to the best of my knowledge and belief, there have been:  No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit;  No contraventions of any applicable code of professional conduct in relation to the audit; and  No non-audit services provided that contravene any applicable code of professional conduct in relation to the audit.  This declaration is in respect of ioneer Ltd and the entities it controlled during the financial year.  Ernst & Young  Siobhan Huges Partner Sydney  17 September 2025  Auditor’s Independence Declaration  Annual Report 2025  25

 Letter from Committee Chair  Dear fellow shareholders,  On behalf of the Board, I am pleased to present the FY2025 audited remuneration report for Ioneer Ltd (“Ioneer” or the “Company”).  Changes to the Board and KMP executives  In the 2025 financial year, Stephen Gardiner retired on 5 May 2025, and Timothy Woodall was appointed the same day (FY2024: no changes). There were no other changes to KMP over the 2025 financial year.  FY2025 STI Performance  In FY2025, the executive KMP STI scorecard elements that met or exceeded the Board’s expectations included:  Receiving a favourable Record of Decision (ROD) in October 2024 from the U.S. Bureau of Land Management, authorizing the Rhyolite Ridge Plan of Operations. Receipt of this federal permit completed the National Environmental Policy Act (NEPA) permitting process. Receipt of the ROD was a vital derisking milestone. Ioneer achieved this milestone, faster than average, and despite significant challenges. A major accomplishment for the team. Obtaining the ROD clears the way for the Project to move into construction and ultimately production.  Closing an upsized loan of approximately 1 billion dollars from the U.S. Department of Energy Loan Program Office. The closed loan was a $268 million increase on the January 2023 commitment and contained additional favourable terms.  Quadrupling of the Project Ore Reserve Estimate and a 45% increase in Mineral Resource Estimate, delivering a 95-year mine life and updated compelling Project economics with an after-tax NPV of US$1.367 billion, a levered, after-tax internal rate of return (IRR) of 18.3%, and positions the Project, on an LCE basis, in the lowest cost quartile for lithium production globally.  Finalising an AACE Class 2 Capital estimate for stage 1 of the Rhyolite Ridge Project and an Approved Feasibility Study (AFS), a significant undertaking that included: progressing engineering design to circa 70% complete, updating the Resource and Reserve estimates, optimising the mine plan of operation and construction execution plan, and updating Project economics.  Identification of potential optimisation opportunities including:   A breakthrough in leach testwork confirming a 7-14% increase in lithium carbonate and boric acid production by focusing on acid yield. These findings are not yet included in overall Project economics.   Testwork focused on the Stream 2 low-boron lithium mineralisation and Stream 3 low-boron, high-clay lithium mineralisation, which are not included in the Stage 1 Project. The testwork demonstrates our ability to achieve material increases in both lithium grade and lithium yield (lithium produced per unit of acid consumed) through the application of Falcon gravity concentration.  Signing of a binding, Community Development Agreement with Esmeralda County. The agreement provides funding for expanded public services and infrastructure upgrades and establishes a framework for continued collaboration.  Executing a capital raise via a Placement and share purchase plan, to progress the Rhyolite Ridge Project through the Strategic Partnering Process and to FID. The raise received strong support from new and existing shareholders.  During FY2025 the Ioneer team continued to make progress, despite significant headwinds in the lithium sector, whereas many other projects faltered or were sidelined. The Board remains impressed with the resilience and creativity of the team to find solutions to the challenges it encounters.  In FY2025, the Board established two key milestones as part of the short-term incentive (STI) plan: receiving a positive ROD in the NEPA process; and making a Final Investment Decision (FID). Achievement of each milestone would result in an award of 100% of target. Contingent goals were established in the event that the stretch target of making a positive FID was not achieved. The Board assessed overall performance of the team at 145%, reflecting the major accomplishment of receiving a positive ROD and the achievement of several other important targets. The Board assessed individual contributions as they related to targets.  26  Remuneration Report  ioneer

 Individual KMP rewards ranged from 144% to 198% and were heavily dependent on individual contributions to achieving the positive ROD, as well as other goals. The Board did not exercise discretion in respect to STI outcomes when assessing outcomes compared to established goals. Due to cash constraints STI awards were delivered as equity, except for a cash payment of US$90,000 to the Managing Director for internal equity considerations.  LTI Performance  LTI performance targets set in 2022, were premised on having taken a positive FID and primarily focused (75% of the performance-based LTI value) on achieving construction outcomes in the areas of schedule, budget, sustainability measures and operational readiness. These targets are based on the belief that the greatest value creation for the Company will be delivered by bringing the Rhyolite Ridge Project into production. Over the three-year performance period, the Project has faced various challenges that have delayed FID and the Project moving into construction. This means multiple aspects of the 2022 LTI scorecard did not achieve threshold performance requirements, meaning the majority of awards associated with the performance portion of the program have been forfeited.  In addition to construction outcomes, the program also measures share price performance compared to a comparator group of lithium development companies. For the 2022-25 LTI performance period the relative share price performance target compared Ioneer to 13 other companies engaged in lithium development. The Ioneer share price over the 3-year performance period sat just below the median of the comparator group and the Board approved an award of 70% of target (35% of maximum) pay-out for this portion of the performance-based LTI Program. This competitive measure constitutes 25% of performance-based LTI. Overall, 9% of the maximum performance-based LTI grant vested and approximately 82% of granted performance-based LTI PRs were forfeited.  The Board did not exercise discretion in respect of these performance-based LTI outcomes as it was believed the outcomes appropriately balance employee rewards with shareholder experience.  Executive KMP incentive outcomes  A detailed review of FY2025 STI goals and performance outcomes was undertaken by the Board (see section 4.4.2). On an overall basis the executive KMP FY2025 STI scorecard award (company performance) was 84% of maximum, with individual reward outcomes ranging from 72% to 99% of maximum. This outcome was primarily based upon achieving the milestone of a positive U.S. Federal permit and closing and significantly upsizing the DOE loan. STI bonuses to KMP were awarded in the form of performance rights to conserve cash.  A detailed review of 2022-25 LTI outcomes was undertaken by the Board (see section 4.4.3). LTI performance rights (PRs) granted to KMP in 2022 and vesting 1 July 2025, were comprised of 60% performance-based PRs and 40% time-based PRs. Time-based PRs are normal practice in the U.S. where most of our staff are based. Of our 15 senior staff (executive and senior managers), 11 reside in the U.S. We expect this number only to grow as the Company takes an FID and moves toward production.  2022 performance-based LTI PRs  The 2022 performance-based LTI PRs vested at 9% of maximum performance-based LTI opportunity based on relative share price performance and LTI scorecard performance. As noted above, components of the LTI scorecard critical to value were not met due to continued headwinds resulting in Project delays. Consequently, approximately 82% of granted performance- based LTI PRs were forfeited.  The Nomination and Remuneration Committee and the Board considered the percentage of PRs approved for vesting appropriately aligned with shareholder outcomes over the period. Hence, no discretion to override vesting outcomes was judged necessary.  Annual Report 2025  27 ioneer

Remuneration Report
continued

2022 time-based LTI PRs

The 2022 time-based PRs are aligned with shareholder interests; they assist in retaining key individuals most of whom reside in the US; and at grant they comprised around 25% of maximum LTI remuneration opportunity. The 2022 time-based PRs fully vested 1 July 2025.

Overall, the Board determined that FY2025 rewards were appropriate given the progress of the Project and that long-term rewards are aligned with shareholder experience and consistent with performance.

Base Salary

KMP base salaries increased by 4.1% for the FY2025 ranging from 5% to 3% based upon assessed individual performance. Effective April 1, 2025, the Executive Chair's base salary for his executive duties was reduced to $250,000.The Executive Chair and Board felt the lower base salary commensurate with activity levels of the role and desire to conserve cash.

The Board has not increased KMP base salaries in FY2026. The Board will review KMP base salaries once the outcome of the strategic partnering process is known.

Incentive framework changes

Long-term incentives

In response to significant Project delays, and a surging mining sector, the Remuneration Committee undertook a review of the economic risks to our Project of losing critical leaders and ensuring continuity of leadership during construction and production ramp-up. The Committee's work was supported by Willis Towers Watson and post the FY23 performance period the Board implemented a transition incentive plan (TIP) award for key staff. Key staff are defined as executive KMP reporting to the Managing Director and a number of other senior leaders but does not include the Managing Director or Executive-Chair. The performance period of the TIP is 4 years from March 2025. The PRs vest in 50% tranches if critical performance targets are achieved. The first performance target is achieved when, 12-months after FID, the Ioneer share price is more than A$0.80 for a sustained period. The second target is achieved when sustained production levels meet quality and volume expectations post construction. The TIP is reviewed in greater detail in section 4.3.4.

Reduction in working hours for VP Human Resources and VP Commercial Sales and Marketing

In response to delays in the Project and a desire to conserve cash, two of our KMP, Mr Coon VP Human Resources and Mr Nagai VP Commercial Sales and Marketing, agreed to reduce their work from full time to a 50% load, as of January 1, 2025.

There were no other changes to the annual STI or LTI incentive framework for FY2025. The majority of the executive KMP remuneration framework is contingent on performance.

Board fees

No changes were made to board fees. Board fees remain unchanged since 2020.

I trust that you find the remuneration report is informative and that it addresses any queries you have. Any further questions are welcomed and will be encouraged at the upcoming Annual General Meeting.

Alan Davies
Chair, Nomination & Remuneration Committee

Key terms used in this report

Act	Corporations Act 2001 (Cth)	LTI	Long-term incentive
AGM	Annual General Meeting	MD	Managing director
ASX	Australian Securities Exchange	NED	Non-executive director
FID	Final Investment Decision	PRs	Performance Rights
FY	Financial Year	SRs	Share Rights
INR	Ioneer	Equity Plan	Equity Incentive Plan
KMP	Key management personnel	STI	Short-term incentive

28

Annual Report 2025

2. Introduction

The directors of Ioneer Ltd present the Audited Remuneration Report (the Report) for the Company for the year ended 30 June 2025. The Report forms part of the Directors' Report and has been prepared and audited in accordance with Section 300A of the Australian *Corporations Act 2001* (the Act).

This Remuneration Report outlines the remuneration strategy, framework and practices adopted by the consolidated entity in accordance with the requirements of the Act and its regulations. This information has been audited as required by section 308 (3C) of the Act.

2.1. Key Management Personnel

Key management personnel (KMP) covered in this report are detailed below (See pages 17 to 20 for details of each director):

Table 1: Key Management Personnel

Name	Position Held	Tenure
Executive Directors		
James D Calaway	Executive chair	Appointed 5 April 2017
Bernard Rowe	Managing director	Appointed 23 August 2007
Non-Executive Directors		
Alan Davies	Non-executive director	Appointed 23 May 2017
Stephen Gardiner	Non-executive director	Appointed 25 August 2022, Resigned 5 May 2025
Rose McKinney-James	Non-executive director	Appointed 1 February 2021
Margaret R Walker	Non-executive director	Appointed 1 February 2021
Timothy Woodall	Non-executive director	Appointed 5 May 2025
Executives		
Ian Bucknell	Chief financial officer & company secretary	Appointed 14 November 2018
Ken Coon	Vice president human resources	Appointed 1 July 2019
Yoshio Nagai	Vice president commercial sales & marketing	Appointed 1 August 2019
Matt Weaver	Senior vice president engineering & operations	Appointed 28 November 2017
Chad Yeftich	Vice president corporate development & external affairs	Appointed 1 September 2022

3. Remuneration governance

3.1 Nomination & Remuneration Committee

Remuneration governance is overseen by the Nomination & Remuneration Committee. The Committee is a committee of the Board established in accordance with the Company's constitution and authorised by the Board to assist it in fulfilling its statutory, fiduciary, and regulatory responsibilities.

The ASX Corporate Governance Council's "Corporate Governance Principles and Recommendations" (ASX Recommendations) recommend that the Company has formal and rigorous processes for the appointment and reappointment of directors to the Board. The Committee was established to assist the Board by undertaking the roles and exercising the responsibilities set out in the Nomination & Remuneration Committee Charter. A copy of this Charter is available on the Company's website.

29

 The Committee aims to bring transparency, focus and independent judgment to these roles. The Committee will review and make recommendations to the Board on matters relevant to these roles and responsibilities, and as required to satisfy the Corporations Act, ASX Recommendations and ASX Listing Rule requirements relevant to these roles and responsibilities.  The Committee currently comprises the following independent non-executive directors:  Alan Davies (chair);  Rose McKinney-James; and  Timothy Woodall  3.2 Remuneration advisors  The Nomination and Remuneration Committee engages external advisors as required. External advisors provide advice on market remuneration levels and mix, market trends, incentives and performance measurement, governance, taxation and legal compliance.  None of the Committee’s engagements with remuneration advisors were for work that constituted a remuneration recommendation for the purposes of the Australian Corporations Act 2001.  3.3 Share trading policy  The Ioneer Securities Trading Policy applies to all NEDs, executives and employees. The policy prohibits employees from dealing in Ioneer securities while in possession of material non-public information relevant to the Company.  Executives must not enter into any hedging arrangements over unvested equity under the Company’s equity plan. The Company would consider a breach of this policy as gross misconduct, which may lead to disciplinary action and potentially dismissal.  Executive Remuneration  Remuneration strategy  The principles of the Ioneer remuneration policy are to:  attract, retain and motivate directors, executives and employees who will create value for shareholders by providing remuneration packages that are aligned with shareholder interests, are equitable and externally competitive;  provide a remuneration balance weighted toward risk and return to align with shareholders;  clearly align short and long-term company objectives to financial awards;  be fair and appropriate having regard to the performance of the Company and the relevant director, executive or employee and the interests of shareholders;  conserve cash in the development phase of the business by granting equity in lieu of cash where appropriate; and  comply with relevant legal requirements.  4.2 Relationship with company performance  The Ioneer executive compensation framework provides for fair, competitive remuneration that aligns potential rewards with the Company’s objectives while being transparent to shareholders. We are a Company with a single, pre-development project, with most of our people in the U.S. The framework is aligned with U.S. standards. Typically, this means proportionately less cash and higher equity than the Australian market standard, with some of the equity contingent on service to make up for  the relatively low cash proportion. Performance objectives for STI and equity vesting are set such that achievement would accelerate development during our current pre-production phase for higher shareholder value. This means that the value of remuneration realised at vesting is highly aligned with the value realised by investors.  ioneer  Remuneration Report  continued  30

 Key remuneration elements are reviewed annually to determine appropriate awards based upon factors such as individual performance, Company results and competitive benchmark survey data. The following is a brief description of the approach for each element:  Base salary is reviewed annually and adjusted for individual performance and benchmarks that may be reviewed from time to time to ensure competitiveness.  Short term incentives are reviewed annually with awards granted based upon individual performance and Company results. STI targets are benchmarked from time to time to ensure competitiveness. STIs may range from 0 to 200% of target. The Board reserves the right to grant STI outcomes greater than 200% of target for exceptional contributions to Company objectives, as well as exercise negative discretion when formulaic outcomes do not align with the shareholder experience. As part of a program that covers all employees, executives are encouraged to receive the STI in PRs as by opting to do so, they will receive an additional 20% in STI value. The PRs are deferred for a year to encourage retention, conserve cash, and enhance alignment with shareholders.  Equity grants are reviewed annually. The Board has a current practice of granting a target grant ratio with a ratio of  60% performance-based PRs and 40% time-based PRs. A key risk for Ioneer is not being able to attract and retain qualified and experienced U.S. executives. The remuneration framework needs to have full regard for U.S. market standards, optimal shareholder alignment and cash conservation.  Performance-based PRs make up 60% of the annual target grant value. The final vesting may range between  0% to 200% of grant based on achievement of a scorecard of business objectives suited to the Company’s current pre-production phase, such that if all were achieved, they would add substantially to market value.   Time-based PRs make up 40% of the annual target grant value, equivalent to 25% of maximum potential grant value. Vesting is based on the executive remaining employed to the vesting date. The grant aligns employees with shareholders; conserves cash that would otherwise have to be used for higher salaries and meets U.S. market standards.  4.3 Remuneration framework  Remuneration information is derived from relevant remuneration surveys conducted by independent third parties. Remuneration is benchmarked against a peer group of direct competitors and a sector peer group.  Ioneer’s remuneration framework and executive reward strategy provides a mix of fixed and variable remuneration with a blend of short-term incentives and long-term equity grants. The key elements of the remuneration packages are as follows:  Annual base salary: reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.  Post-employment benefits: superannuation contributions for Australian based executives and similar retirement benefits savings for non-Australia based executives.  Fixed (TFR): Annual base salary plus superannuation for Australia based executives and annual base salary for non-Australia based executives.  Short-term incentive (STI): Remuneration for performance measured over one year or less, including any deferred amounts.  Equity incentive grants: Equity granted under shareholder approved equity plans.  Annual Report 2025  31

 At maximum, the remuneration mix is as follows:  Figure 1: Executive KMP remuneration mix at maximum  0% 20%  40%  60%  80%  100%  Executive Chairman  Managing Director  Chief Financial Officer & Company Secretary  Vice President Human Resources  Vice President Commercial  Sales & Marketing  Senior Vice President Engineering & Operations  Vice President Corporate Development & External Affairs  32%  38%  8%  23%  23%  34%  11%  33%  30%  30%  10%  30%  41%  33%  7%  20%  41%  33%  7%  20%  30%  30%  10%  30%  38%  31%  8%  23%  TFR STI (Cash) LTI (Time based) LTI (Performance based)  4.3.1 Base Salary  Base salary is reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.  The base salaries for FY2025 were approved by the Board on the recommendation of the Nomination and Remuneration Committee and are as follows:  Table 2: Executive KMP Base Salary  Base salary1  % Increase  30-Jun-25  A$  US$  30-Jun-24  A$  US$  James D Calaway2  (19.9%)  –  250,000  –  312,000  Bernard Rowe  5.0%  585,000  –  557,000  –  Ian Bucknell  4.1%  433,000  –  416,000  –  Ken Coon  3.1%  –  268,000  –  260,000  Yoshio Nagai  3.0%  –  284,000  –  275,000  Chad Yeftich  4.0%  292,000  –  280,800  Matt Weaver  5.0%  –  333,000  –  317,200   Base salaries are shown in the above table at contract amounts, where KMP have not worked a full-time load or superannuation caps have been met and excess amounts taken as salary, it will not agree to Table 16: Statutory Remuneration.  James Calaway’s salary increased from US$312,000 to US$325,000 in August 2024. During the financial year, the Board approved a reduction in the base salary of James Calaway from US$325,000 to US$250,000, effective 1 April 2025.  ioneer  Remuneration Report  continued  32

 4.3.2 Short-Term Incentive (STI)  Executive KMP can earn an annual STI based on a percentage of their base salary. The STI percentage increases with seniority to ensure a higher proportion of remuneration is “at risk” for more materially accountable employees.  The table below presents the features and approach for the Ioneer STI plan.  Table 3: FY2025 Ioneer STI plan  Feature Approach  Purpose  Align team and individual performance and behaviours with annual Group objectives.  Provide individuals with a competitive market position for total reward (i.e. variable and fixed pay components).  Eligibility  Those considered for participation in the program must be able to impact the performance of their own work area, their business or function and contribute to the Group’s overall performance.  Form of payment  The default payment is cash, however given cash constraints in FY2025 most staff received the STI award as equity (PRs). This included all KMP other than the Managing Director. Staff, including KMP, were given the opportunity to defer the contingent portion of their FY2025 STI award by 12-months and receive a 20% uplift designed to encourage retention. The ROD bonus which forms part of the STI award had no deferral option or uplift mechanism.  The Managing Director received US$90,000 in cash, with the balance of his STI award paid as on the same basis as other KMPs. The PRs issued to the Managing Director and Executive Chair are subject to shareholder approval at the Annual General Meeting in October.  Ordinarily, executive KMP can elect to receive STI awards as cash or equity (PRs) deferred for  12 months, as part of an STI conversion program that covers all employees. If an employee elects to receive all or a part of an STI award in PRs instead of cash, Ioneer will grant an additional 20% in value. This encourages greater alignment with shareholders, increases retention, and conserves cash.  Opportunity  The maximum STI opportunity as a percentage of base salary for the executive KMP are as follows: Executive Chair: 120%  Managing Director: 160%  Senior Vice President Engineering & Operations: 100% Chief Financial Officer and Company Secretary: 100% Vice President Human Resources: 80%  Vice President Commercial Sales & Marketing: 80%  Vice President – Corporate Development and External Affairs: 80% Target STI opportunity is half of the maximum STI opportunity.  Performance period  1 year, 1 July to 30 June  Performance measures  Annual executive KMP performance is set and assessed based upon a set of key Company targets (scorecard) that directly affect shareholder value and are directly linked to the Ioneer Strategic Plan. This scorecard is 75% of the STI.  Each scorecard goal is measured, weighted according to its importance, and assessed quantitatively.  The remaining 25% is the contribution to organisational objectives and performance in role (individual component).  Both the scorecard and individual component can vest up to 200% of target (100% of maximum).  At the start of each year, the Board determines Company hurdles with threshold and maximum performance levels which form the STI goal. Additionally, the MD reviews and approves the goals of each executive KMP, ensuring alignment with Company objectives.  The target levels of performance set by the Board are challenging and are driven by an annual target setting exercise and longer-term strategic objectives. Achievement of target levels of performance delivers the payment of 50% of STI maximum opportunity. Payments from target to maximum opportunity are on a straight-line basis consistent with the level of performance attained.  Annual Report 2025  33

Ioneer

Remuneration Report
continued

Feature	Approach
Board discretion	The Board reserves the right to grant above 200% of target STI for truly exceptional contributions to the business or to exercise negative discretion if the formulaic outcome does not accord with the shareholder experience, behaviours not consistent with the Company's code of conduct, reputational damage, safety or environmental expectations, or the Board's overall assessment of performance on a holistic basis.
Clawback	The Board can clawback previous incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including: • A restatement of any financial measure or target that an incentive award was based upon; • A restatement of the Company's financial statements even though the restatement did not involve a metric that was explicitly part of an incentive award calculation; • The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.
Treatment on termination	If the executive is deemed a good leaver, STI is rewarded on a pro rata basis for time served. PRs lapse if an employee resigns.

Details of the STI scorecard are disclosed in the table below. The STI scorecard is reflective of Ioneer's current stage of development in obtaining approval for environmental permits, obtaining the necessary funding and preparing the Company to take a Final Investment Decision and begin construction on the Project.

Table 4: STI scorecard for FY2025

Measure	Description	Threshold	Maximum	Individual Weighting	Category Weighting
Milestone 1	NEPA Permitting	Receive a positive ROD	N/A	100%	100%
Milestone 2	Final Investment Decision	FID made	N/A	100%	100%
Other STI Goals: Applicable only if Milestone 2 is not achieved					
Project Progress & Value	DOE Loan	Sliding scale award based on alternate combinations of closing the loan, increasing its size and extending its tenor	N/A	25%	
	Deliver Optimized Mine Plan that results in a 10% improvement to unlevered post tax NPV or IRR when compared to the DOE lender model.	Award measured on a sliding scale of 0-10% for improvements	N/A	15%	40%

34

Annual Report 2025

Measure	Description	Threshold	Maximum	Individual Weighting	Category Weighting
Sustainability	Safety	Complete >90% field hazard assessments when working in the field. (5%) Complete truck inspections >90% of times truck is used. (5%) Record 1 or less OSHA recordable workplace injuries (no lost time) (5%)	N/A	15%	45%
	Licence to Operate	Obtain State Air and Water (WPCP) permits. Apply for and progress production water rights to agreed schedule	N/A	20%	
	People	Receive >75% favourable employee culture survey results from 3rd party administered survey. (2.5%) Retain 80% or higher of key staff (2.5%)	N/A	5%	
	Community	Receive >75% favourable community survey results from 3rd party administered survey. (5%)	N/A	5%	
Cost Control	Spend to budget	No award if spend exceeds budget	N/A	10%	10%
Growth	Advance EcoPro R&D Project	Advance EcoPro R&D Project to commercially feasible process flowsheet stage and advance project to final due diligence phase.	N/A	5%	5%

There were two Project milestones set in FY2025, achieving a positive Record of Decision in the NEPA permitting process, and the Board taking a Final Investment Decision to develop the Rhyolite Ridge Project. If both milestones were achieved in the year, employees have the opportunity to earn 200% of their base salaries with the Board retaining discretion to award individuals more based on their personal contributions to the milestones. If both milestones were achieved the other STI goals would not apply.

Where the first milestone of achieving a positive ROD is achieved but the second milestone not reached, the Other STI Goals apply. Under this scenario, employees have the opportunity to earn 200% of their base salaries with the Board retaining discretion to award individuals more based on their personal contributions to the milestones and STI goals.

4.3.3 Long-Term Incentive (LTI) Equity Grants

The executive KMP LTI equity grant comes in 2 parts, a performance-based PR grant and a time-based PR grant. The tables below present the features and approaches for both components of the grant.

4.3.3.1 Performance-based LTI PRs

Table 5 presents the terms and conditions of the performance-based PRs for 2025.

35

 Table 5: FY2025 performance-based LTI PRs  Feature Approach  Purpose  To align executive accountability and remuneration with the long-term interests of shareholders by rewarding for the delivery of sustained performance.  Participants  All executive KMP and senior management members.  The Board may at its discretion make invitations to or grant awards to eligible persons. Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.  Instruments issued  Performance rights (PRs) to acquire ordinary shares in the Company for nil consideration.  Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.  Allocation value  10-day VWAP prior to start of the performance period  Maximum value  The maximum number of performance-based PRs that can vest is based on the following percentage of base salaries:  Executive Chair: 72%  Managing Director: 144%  Chief Financial Officer and Company Secretary: 102% Vice President Human Resources: 48%  Vice President Commercial Sales & Marketing: 48% Senior Vice President Engineering & Operations: 102%  Vice President Corporate Development and External Affairs: 60%  Executive KMP are granted 50% of the maximum number of PRs to vest.  Performance period  3 years, 1 July 2024 to 30 June 2027  Performance measurement date  30 June 2027  Vesting Date  1 July 2027  Performance measures  Annually Executive KMP performance targets are set and then assessed on a range of key measures that are critical to shareholder value and are directly linked to the Ioneer Strategic Plan. At this point in the Rhyolite Ridge Project, targets are focused on moving through the Project’s objectives of permitting, engineering, funding and construction.  Each scorecard measure is measured, weighted according to its importance, and is assessed objectively.  At the grant date, the Board determines the hurdles and minimum, target and maximum levels of performance which form the LTI scorecard.  The target levels of performance set by the Board are challenging and are driven by an annual goal setting exercise and the longer-term strategic plan. Achievement of target levels of performance delivers the payment of 50% of LTI maximum opportunity. Payments from threshold to maximum opportunity are on a straight-line basis consistent with the level of performance attained.  Details can be found in Table 7.  Acquisition of performance rights  The PRs are issued by the company and held by the participant subject to the satisfaction of the vesting conditions. The number of PRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.  If the PRs vest, executives receive newly issued shares or shares acquired on market. Trading restrictions may apply to the newly issued shares.  Treatment of dividends and voting rights  Unvested PRs do not have voting rights or accrue dividend benefits.  Restriction on hedging  Hedging of PRs by executives is not permitted.  Treatment on termination  If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.  ioneer  Remuneration Report  continued  36

Annual Report 2025

Feature	Approach
Board Discretion	The board may apply upward or downward discretion as appropriate. The Company may adjust downwards the number of performance-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.
Clawback	The Board can clawback previous incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including: • A restatement of any financial measure or target that an incentive award was based upon; • A restatement of the Company's financial statements even though the restatement did not involve a metric that was explicitly part of an incentive award calculation; The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.
Minimum Share ownership	Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the Managing Director is 5 times his base salary. The minimum level for other executives is 3 times their base salaries.
Change of control	Vesting is subject to board discretion, taking into account performance to the date of change in control.

Details of the scorecard are disclosed in the table below. The scorecard reflects the Company's desire to move through initial project phase, into construction and, in time, production.

Table 6: FY2025 performance-based LTI PRs scorecard

Measure	Weighting
Strategic Project Drivers	
Sustainability Performance (E, H&S, Community).	20%
Construction delivery compared to schedule at FID.	20%
Construction spend compared to budget at FID.	10%
Shareholder Value	
INR share price compared to comparators. The comparators are: Vulcan Energy Resources, Core Lithium, Lake Resources, Sigma Lithium, Sayona Mining, Liontown Resources, American Lithium, Frontier Lithium Inc, Standard Lithium, Lithium Americas Corp, Piedmont Lithium, Pilbara Minerals, and Critical Elements Lithium. The vesting scale for the shareholder return component is as follows:	30%

Percentile	Vesting outcome (% target)	Vesting outcome (% maximum)
Bottom quartile (0-25th)	0%	0%
Third quartile (25th-50th)	50%-100	25%-50%
Second quartile (50th-75th)	101%-200%	50%-100%
First quartile (75th-100th)	200%	100%

Vesting is on a straight-line basis within each quartile. However, if the share price is 33% lower or higher over the performance period, the award result will be reduced or increased by 20%.

Growth – Increase Measured and Indicated LCE Resource at 30 June 2024 by 10%.	20%

The Board has continued to set LTI targets that assume an FID will be taken and the Project advances into construction and production and has set a weighting between the various measures. The Board has not set specific targets for budget and schedule, however, as these will not be known until the FID decision is made.

37

 4.3.3.2 Time-based LTI PRs  Table 7 presents the terms and conditions of the time-based PRs in the Equity Plan for FY2025.  Table 7: FY2025 time-based LTI PRs  Feature Approach  Purpose  To provide equity in lieu of cash salary for shareholder alignment, cash conservation, consistency with non-KMP employee remuneration, and consistency with market practice.  Participants  All executive KMP and senior management members  The Board may at its discretion make invitations to or grant awards to eligible persons. Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.  Instruments issued  PRs to acquire ordinary shares in the Company for nil consideration.  Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.  Allocation value  10-day VWAP prior to start of the performance period.  Value at grant  The time-based PRs granted as a percentage of base salary for the executive KMP are as follows: Executive Chair: 24%  Managing Director: 48%  Chief Financial Officer & Company Secretary: 34% Vice President Human Resources: 16%  Vice President Commercial Sales & Marketing: 16% Senior Vice President Engineering & Operations: 34%  Vice President Corporate Development & External Affairs: 20%  Service period  3 years  Service measurement date  30 June 2027  Vesting Date  1 July 2027  Acquisition of PRs  The PRs are issued by the Company and held by the participant subject to the satisfaction of the vesting conditions. The number of instruments held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.  If the PRs vest, executives receive newly issued shares or shares acquired on market. Trading restrictions may apply to the newly issued shares.  Treatment of dividends and voting rights  Unvested PRs do not have voting rights or accrue dividend benefits.  Restriction on hedging  Hedging of PRs by executives is not permitted  Treatment on termination  If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.  Adjusting Awards  The Company may adjust downwards the number of time-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.  Clawback  The Board can clawback previous time-based incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including:  The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.  ioneer  Remuneration Report  continued  38

 Feature  Approach  Minimum Share ownership  Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the Managing Director is five times base salary. The minimum level for other executives is three times base salaries.  Board Discretion  The board may apply discretion as appropriate.  Change of control  Vesting is subject to board discretion, taking into account performance to the date of change in control.  4.3.4 Transition Incentive Plan (TIP)  Feature Approach  Purpose  To incentivise the retention of key leaders through a period of uncertainty in response to significant Project delays, and a surging mining sector.  Participants  Executive KMP reporting to the Managing Director and one other senior leader. The Managing Director and Executive-Chair are not included.  Performance targets  50% of award – contingent upon the Ioneer share price trading above AUD$0.80 for 30 consecutive trading days, a minimum of one year post FID  50% of award – contingent upon Ioneer meeting contracted monthly lithium offtake agreements for three consecutive months, at qualities acceptable to customers.  Allocation value  AUD$0.48 per share reflecting a weighted average share price during a time period of permitting delay.  Value at grant  The performance-based PRs granted as a percentage of base salary for the executive KMP are as follows:  Chief Financial Officer & Company Secretary: 200% Vice President Human Resources: 75%  Vice President Commercial Sales & Marketing: 75% Senior Vice President Engineering & Operations: 200%  Vice President Corporate Development & External Affairs: 75%  Service period  4 years, 1 March 2025 to 28 February 2029  Performance Measurement date  28 February 2029  Vesting Date  1 March 2029  Other  All other terms are consistent with other performance-based LTI PRs as detailed at 4.3.3.1 of this report.  Annual Report 2025  39

 Performance and remuneration outcomes for 2025  Company performance  Table 8: Historical Financial Performance  Director  2025  2024  2023  2022  2021  2020  Net Loss after tax (US$)  (9,553,203)  (7,824,924)  (6,391,492)  (8,502,400)  (14,032,302)  (3,700,458)  Basic loss per share (US CPS)  (0.405)  (0.336)  (0.305)  (0.422)  (0.803)  (0.232)  Diluted loss per share (US CPS)  (0.405)  (0.336)  (0.305)  (0.422)  (0.803)  (0.232)  Dividends per share  –  –  –  –  –  –  Closing share price (A$)  0.10  0.15  0.34  0.41  0.35  0.13  5-year TSR  (22.40%)  11.11%  (5.56%)  182.76%  600.00%  3150.00%  Figure 2: Ioneer total shareholder return against the S&P ASX 200 Index  700%  174%  78%  100%  200%  300%  400%  500%  600%  0%  Jun 20  Jun 21  Jun 22  Jun 23  Jun 24  Jun 25  Indexed Total Return (Indexed to 100)  Ioneer  ASX200 (Total Return)  4.4.2 Annual performance and STI outcome  The FY2025 STI targets were structured with a focus on two milestone objectives: achieving a positive Record of Decision (ROD) from the U.S. government regarding permitting of the Project; and taking a Final Investment Decision (FID) on the Rhyolite Ridge Project. Both milestones, if achieved would result in awards of 100% of target, with consideration for larger individual awards based upon exceptional contribution to the milestones.  Contingent targets were established in the event that the FID milestone, seen as a stretch target, was not achieved. Overall, the FY2025 STI target was capped at 200%, although individuals could be granted awards above the 200%, dependent upon contribution.  At the end of the FY2025 performance period, a thorough assessment of performance outcomes relative to established targets was undertaken. The below table reflects this assessment and the translation into STI awards.  40  ioneer  Remuneration Report  continued

 Table 9: FY2025 STI scorecard outcome  Measure  Outcome as % of target  Outcome as % of Maximum  Milestone Goals  Positive ROD achieved on Project  100% ROD achieved  Not applicable  Final Positive Investment Decision on Rhyolite Ridge  0% FID not achieved  Not applicable  taken  Project Progress & Value (40%):  Department of Energy LPO Loan  Close DOE loan, increase  Not applicable  Enhancement (25%):  size, extend tenor  Ioneer announced the closing of a US$996 million  loan from the U.S. Department of Energy (DOE) Loan  Programs Office (LPO) on 20 January 2025. It delivered  a substantial increase in size, $996m Vs $700m,  and tenor, 20 years Vs 10 years, over the conditional  commitment from the DOE signed in January 2023.  Deliver optimized Mine Plan (15%):  Increase post tax unlevered  Not applicable  The mine plan delivered did not increase NPV or IRR by  NPV by 10%  10% compared to the lender model.  Sustainability (45%):  Safety (15%):  Focused on worksite safety protocols (Field Hazard Risk Assessments and truck inspections) and achieving 1 or fewer OSHA recordable workplace  Completed >90% of FHRA and truck inspections.  0 OSHA recordable workplace injuries.  Not applicable  injuries.  Licence to Operate (20%):  Permits not obtained by  Not applicable  Obtain State Air and Water permits, apply for transfer  30 June  of water rights and maintain approval schedule.  People (5%):  Achieved  Not applicable  Achieve a favourable people and culture survey result  of >75% and retain >80% of key staff.  Community (5%):  Survey not conducted  Not applicable  Conduct a 3rd party administered community survey.  Achieve 75% favourable outcome,  Budget (10%):  Spend to budget (10%):  Not met  Not applicable  Spending levels compared to the approved FY2025  budget and revisions agreed by the Board. Generally,  cash was prudently managed but there were cost  overruns associated with closing the DOE loan.  Growth (5%)  Advance EcoPro R&D Project (5%):  Not met  Not applicable  Advance the EcoPro research and development  project to the final due diligence phase.  The FY2025 STI is split between Company performance (75%) and contribution to organisational objectives and performance in the role (individual performance 25%).  Annual Report 2025  41 ioneer

Remuneration Report
continued

Table 10 provides the calculated outcome for each measure in the FY2025 STI scorecard.

Table 10: Overall FY2025 STI scorecard outcome

		Outcome as a % of		Weighted Outcome		
Measure	Weighting	Target	Maximum	Target	Maximum	Total
Milestone Goals						
Positive ROD achieved on Project	100%	100%	N/A	100%	N/A	100%
Positive FID on Rhyolite Ridge taken	N/A	0%	N/A	0%	N/A	0%
Contingent Goals						
DOE LPO Loan Enhancement	25%	100%	N/A	25%	N/A	25%
Deliver optimised Mine Plan	15%	0%	N/A	0%	N/A	0%
Safety	15%	100%	N/A	15%	N/A	15%
Licence to Operate	20%	0%	N/A	0%	N/A	0%
People	5%	100%	N/A	5%	N/A	5%
Community	5%	0%	N/A	0%	N/A	0%
Spend to Budget	10%	0%	N/A	0%	N/A	0%
Growth Opportunities	5%	0%	N/A	0%	N/A	0%
Total	**200%**			**145%**		**145%**

Due to the FY2025 STI structure of milestone and contingent goals, there were no stretch targets set with the ability to earn 200% awards. The scorecard outcome is 145% of target (73% of maximum).

The payout to each executive is as follows:

Table 11: STI payout

Executive	Target STI (% base salary)	ROD Outcome (% target)	ROD Payout ($ value of PRs)[1]	Contingent Outcome (% target)	Contingent Payout[1] ($ value of PRs)[1]
James Calaway[2]	60%	100%	195,000	39%	73,632
Bernard Rowe[2]	80%	150%	396,108	48%	145,876
Ian Bucknell	50%	120%	175,913	47%	67,050
Ken Coon[3]	30%	110%	117,920	37%	30,135
Yoshio Nagai[3]	30%	110%	124,960	37%	31,755
Chad Yeftich	40%	130%	151,840	47%	54,420
Matt Weaver	50%	150%	249,750	46%	76,194

1. The cash value is reflected in USD at the time the award was determined by the Board and reflected in cash value of the incentive payout in USD. All staff, including KMP were not provided the option to defer the ROD STI award, but were provided the option to defer the Contingent Goals pay-out for a period of 12 months, with a 20% uplift. The Managing Director was paid $90,000 in cash, with the balance paid as PRs on the same terms as other KMP. The STI awards for KMP were split between Company performance (75%) and individual performance (25%).
2. Performance Rights issued as a result of ROD achievement were granted in October 2024 vested on 1 November 2024, there was no option to uplift these shares. PRs issued as a result of Contingent goal awards for FY2025 were granted to individuals on 28 August 2025 and vested 1 September 2025. Employees had the opportunity to up-lift these PRs. PRs issued in lieu of the incentive payout for James D Calaway and Bernard Rowe are subject to shareholder approval at the Annual General Meeting in October 2025.
3. For Ken Coon and Yoshio Nagai, the STI ROD award was calculated using their set STI target, given both executives were working fulltime when ROD was achieved. For Contingent STI awards, their STI targets were reduced from 40% to 30% to account for them transitioning to 50% part-time work schedules and compensation levels.

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Annual Report 2025

4.4.3 LTI PRs vesting

Table 12 shows the scorecard outcome for performance-based PRs granted as LTIs in FY2022 with a performance period from 1 July 2022 to 30 June 2025. The grant vested 1 July 2025 (FY2026).

Table 12: 2022 Performance Based PR Scorecard Outcome

Measure	Weighting	Measure Outcome (% target)	Measure Outcome (% max.)	Overall Outcome (% target)	Overall Outcome (% max.)
Assumes: ROD, FID, and Construction					
Top quartile HSE & Community performance (compared to North American mining projects)	19%	0%	0%	0%	0%
Construction schedule on pace as stated at FID	19%	0%	0%	0%	0%
Project spend within margin established at FID	19%	0%	0%	0%	0%
Operations & Business readiness on track for start-up (recruiting, systems, training)	18%	0%	0%	0%	0%
Not tied to ROD, FID, Construction					
INR share price compared to comparators	25%	70%	35%	18%	9.0%
Total	**100%**			**18%**	**9.0%**

INR share price compared to comparators was just below the mid-point of 13 other Lithium developing companies. The Company uses the following vesting guideline: Threshold: 25th percentile of peers = 50% award payout; Target 50th percentile of peers = 100% award payout; Maximum 75th percentile or greater = 200% award payout. If share price falls between threshold and target or target and maximum the payout will be determined based on straight line interpolation. However, if the share price is 33% lower or higher over the performance period, the award result will be reduced or increased by 20%.

Eighteen percent of target (9.0% of maximum) performance-based PRs granted in 2022 vested on 1 July 2025. In addition, all of the time-based PRs vested.

Table 13 presents the vesting outcome of the 2022 LTI.

Table 13: 2022 LTI vesting

	Time-based PR	Performance-based PR						Total	
Executive	No. to vest	No. granted (target)	% to target vest	Max. vesting no. (200% target)	% of max. vest	No. to vest	% (granted) to vest	% total[1] to vest	No. to vest
James Calaway	272,878	409,317	18%	818,634	9%	72,677	51%	32%	346,555
Bernard Rowe	560,084	840,125	18%	1,680,250	9%	151,223	51%	32%	711,307
Ian Bucknell	292,581	438,871	18%	877,742	9%	78,997	51%	32%	371,578
Ken Coon	151,599	227,398	18%	454,796	9%	40,932	51%	32%	192,531
Yoshio Nagai	160,695	241,042	18%	482,084	9%	43,388	51%	32%	204,083
Chad Yeftich	204,658	306,987	18%	613,974	9%	55,258	51%	32%	259,916
Matt Weaver	323,663	485,495	18%	970,990	9%	87,389	51%	32%	411,052

1. Total refers to maximum performance-based PRs plus time-based PRs.

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4.4.4 Statutory remuneration

Table 14 sets out KMP remuneration for the 2025 and 2024 Financial Year in US Dollars and has been prepared in accordance with the requirements of Section 300A of the Australian Corporations Act 2001 and associated accounting standards.

Table 14: Statutory remuneration

Name (Position)	Year	Base Salary	Super-annuation	Health & Life Benefits	Non-Monetary Benefits[1]	STI	Long Service Leave	Share Based Payment Options & Rights[2]	Total Statutory Remuneration	% of performance-based rem.
Non-Executive Director										
Alan Davies	2025	65,000	–	–	–	–	–	15,000	80,000	19%
	2024	65,000	–	–	–	–	–	35,807	100,807	36%
Stephen Gardiner	2025	52,600	–	–	–	–	–	46,681	99,281	47%
	2024	65,000	–	–	–	–	–	64,658	129,658	50%
Rose McKinney-James	2025	65,000	–	–	–	–	–	15,000	80,000	19%
	2024	65,000	–	–	–	–	–	48,609	113,049	43%
Margaret R Walker	2025	65,000	–	–	–	–	–	15,000	80,000	19%
	2024	65,000	–	–	–	–	–	48,049	113,609	43%
Timothy Woodall	2025	12,400	–	–	–	–	–	972	13,372	7%
	2024	–	–	–	–	–	–	–	–	–
Executive Director										
James D Calaway	2025	462,500	–	–	–	82,180	–	340,591	885,271	48%
	2024	462,000	–	–	–	188,000	–	146,767	796,767	42%
Bernard Rowe	2025	421,009	19,454	3,742	–	144,546	7,255	844,085	1,440,091	69%
	2024	386,361	18,032	–	–	313,000	15,114	240,071	972,578	57%

1. Non-monetary benefits relate to leased accommodation provided to Executive in Reno.
2. Share based payment expense for the year ended 30 June 2025.

44

Name (Position)	Year	Base Salary	Super-annuation	Health & Life Benefits	Non-Monetary Benefits[1]	STI	Long Service Leave	Share Based Payment Options & Rights[2]	Total Statutory Remuneration	% of performance-based rem.
Executives										
Ian Bucknell	2025	298,209	19,454	4,081	–	66,438	4,962	571,535	964,679	66%
	2024	294,749	18,032	–	–	141,000	40,269	335,562	829,612	57%
Ken Coon[3]	2025	200,333	–	1,033	3,950	29,325	–	309,602	544,243	62%
	2024	258,167	–	1,027	46,289	85,000	–	199,807	590,289	48%
Yoshio Nagai[3]	2025	212,298	11,490	4,116	–	30,905	–	312,068	570,877	60%
	2024	274,717	12,400	4,116	–	103,000	–	215,971	610,203	52%
Chad Yeftich	2025	291,067	8,070	15,869	–	52,908	–	398,909	766,823	59%
	2024	275,580	31,455	14,493	–	112,000	–	234,278	667,807	52%
Matt Weaver	2025	331,683	16,584	14,145	–	72,528	–	669,894	1,104,834	67%
	2024	312,524	15,809	6,127	–	165,000	–	314,123	813,583	59%
Total	**2025**	**2,477,099**	**75,052**	**42,985**	**3,950**	**478,830**	**12,217**	**3,539,336**	**6,629,470**	
	2024	**2,524,097**	**95,728**	**25,763**	**46,289**	**1,107,000**	**55,383**	**1,884,261**	**5,738,522**	

3. Ken Coon and Yoshio Nagai transitioned from full-time to part-time employment, effective 1 January 2025.

45

Annual Report 2025

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Remuneration Report
continued

4.4.5 KMP shareholdings

The movements in Share and other Equity Holdings for KMP are disclosed in the table below.

Table 15: KMP shareholdings

Name	Ordinary shares					Performance rights			Options		
	Balance at 30/06/24	Acquired[1]	Disposed[2]	Other	Balance at 30/06/25	Balance at 30/06/24	Net change	Balance at 30/06/25	Balance at 30/06/24	Net change	Balance at 30/06/25
Non-Executive Directors											
Alan Davies	4,774,045	252,214	–	–	5,026,259	252,214	(120,024)	132,190	653,120	(326,797)	326,323
Stephen Gardiner[3]	71,449	252,214	–	–	323,663	452,214	(188,860)	263,354	–	–	–
Rose McKinney-James	417,856	252,214	–	–	670,070	252,214	(120,024)	132,190	–	–	–
Margaret R Walker	497,856	252,214	–	–	750,070	252,214	(120,024)	132,190	–	–	–
Timothy Woodall	–	75,000	–	–	75,000	–	200,000	200,000	–	–	–
Executive Directors											
James D Calaway	56,790,814	2,204,296	–	–	58,995,110	4,290,111	1,649,431	5,939,542	653,120	(326,797)	326,323
Bernard Rowe	67,112,580	2,496,567	–	–	69,609,147	6,486,978	5,419,879	11,906,857	–	–	–
Executives											
Ian Bucknell	4,028,649	2,873,416	(601,299)	–	6,300,766	3,358,723	4,345,274	7,703,997	–	–	–
Ken Coon	1,778,064	1,953,116	(842,754)	–	2,888,426	1,893,150	1,679,735	3,572,885	–	–	–
Yoshio Nagai	2,327,213	2,070,866	–	–	4,398,079	2,008,389	1,934,483	3,942,872	–	–	–
Matt Weaver	5,110,227	3,715,884	(1,511,517)	–	7,314,594	3,816,390	5,066,719	8,883,109	–	–	–
Chad Yeftich	1,664,167	2,371,796	(1,274,078)	–	2,761,885	2,278,367	2,356,624	4,634,991	–	–	–
Total	**144,572,920**	**18,769,797**	**(4,229,648)**	**–**	**159,113,069**	**25,340,964**	**22,103,213**	**47,444,177**	**1,306,240**	**(653,594)**	**652,646**

1. Timothy Woodall held 75,000 ordinary shares on his appointment in May 2025. All other ordinary shares acquired during the period were the direct result of KMP PRs vesting.
2. All disposals were made by KMP in their capacity as shareholders. Shares were disposed to cover taxes, a routine process for Ken Coon, Matt Weaver and Chad Yeftich.
3. Closing balance represents balance on the date of retirement, being 5 May 2025. Movement post-retirement has not been disclosed.

46

Equity vesting

All options are exercisable following vesting. The following table presents all the options that have vested or been granted that have not lapsed. Options are exercised into ordinary shares on a 1-for-1 basis. The option terms are set out in Note 18 of the financial statements.

Table 16: Option movement during the year

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/24	Options Granted	Options Exercised	Options Lapsed	Balance at 30/06/25	Financial year to vest
James D. Calaway	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	–	–	(326,797)	–	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	–	–	–	326,323	2022
Sub Total						**653,120**	**–**	**–**	**(326,797)**	**326,323**	
Alan Davies	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	–	–	(326,797)	–	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	–	–	–	326,323	2022
Sub Total						**653,120**	**–**	**–**	**(326,797)**	**326,323**	
Total						**1,306,240**	**–**	**–**	**(653,594)**	**652,646**	

The following table presents all PRs that have vested or been granted that have not lapsed. The rights terms are set out in Note 19 of the financial statements.

Table 17: PR movement during the year

Name / Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
James D Calaway										
2021 LTI – time based	1/07/2021	1/07/2024	0.790	505,096	–	(505,096)	–	–	100%	2025
2021 LTI – performance based	1/07/2021	1/07/2024	0.724	757,644	–	(189,411)	(568,233)	–	25%	2025
2022 LTI – time based	4/11/2022	1/07/2025	0.570	272,878	–	–	–	272,878	–	2026
2022 LTI – performance based	4/11/2022	1/07/2025	0.525	409,317	–	–	–	409,317	–	2026
2023 STI – time based	3/11/2023	1/07/2024	0.175	1,156,690	–	(1,156,690)	–	–	100%	2025
In lieu of director fees	3/11/2023	3/11/2024	0.175	353,099	–	(353,099)	–	–	100%	2025
2023 LTI – time based	3/11/2023	1/07/2026	0.175	334,155	–	–	–	334,155	–	2027
2023 LTI – performance based	3/11/2023	1/07/2026	0.162	501,232	–	–	–	501,232	–	2027
2024 LTI – performance based	1/11/2024	1/07/2027	0.280	–	1,178,594	–	–	1,178,594	–	2028
2024 LTI – time based	1/11/2024	1/07/2027	0.280	–	785,729	–	–	785,729	–	2028
2024 STI – time based	1/11/2024	1/07/2025	0.280	–	2,272,571	–	–	2,272,571	–	2026
In lieu of director fees	1/11/2024	1/11/2025	0.280	–	185,066	–	–	185,066	–	2026
Sub Total				**4,290,111**	**4,421,960**	**(2,204,296)**	**(568,233)**	**5,939,542**		

47

Annual Report 2025

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continued

Name / Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
Alan Davies										
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	–	(252,214)	–	–	100%	2025
In lieu of director fees	1/11/2024	1/11/2025	0.280	–	132,190	–	–	132,190	–	2026
Sub Total				**252,214**	**132,190**	**(252,214)**	**–**	**132,190**		
Stephen Gardiner[3]										
Granted on appointment	25/08/2022	25/08/2025	0.660	200,000	–	–	(3,467)	196,533		2026
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	–	(252,214)	–	–	100%	2025
In lieu of director fees	1/11/2024	1/11/2025	0.280	–	132,190	–	(65,369)	66,821	–	2026
Sub Total				**452,214**	**132,190**	**(252,214)**	**(68,836)**	**263,354**		
Rose McKinney-James										
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	–	(252,214)	–	–	100%	2025
In lieu of director fees	1/11/2024	1/11/2025	0.280	–	132,190	–	–	132,190	–	2026
Sub Total				**252,214**	**132,190**	**(252,214)**	**–**	**132,190**		
Margaret R Walker										
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	–	(252,214)	–	–	100%	2025
In lieu of director fees	1/11/2024	1/11/2025	0.280	–	132,190	–	–	132,190	–	2026
Sub Total				**252,214**	**132,190**	**(252,214)**	**–**	**132,190**		
Timothy Woodall										
Granted on employment[1]	5/05/2025	4/05/2028	0.135	–	200,000	–	–	200,000	–	2028
Sub Total				**–**	**200,000**	**–**	**–**	**200,000**		

48

Annual Report 2025

Name / Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
Ian Bucknell										
2021 LTI – time based	1/07/2021	1/07/2024	0.330	290,268	–	(290,268)	–	–	100%	2025
2021 LTI – performance based	1/07/2021	1/07/2024	0.371	435,402	–	(108,851)	(326,551)	–	25%	2025
2022 LTI – time based	1/07/2022	1/07/2025	0.425	292,581	–	–	–	292,581	–	2026
2022 LTI – performance based	1/07/2022	1/07/2025	0.453	438,871	–	–	–	438,871	–	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	853,586	–	(853,586)	–	–	100%	2025
2023 LTI – time based	1/07/2023	1/07/2026	0.340	419,206	–	–	–	419,206	–	2027
2023 LTI – performance based	1/07/2023	1/07/2026	0.599	628,809	–	–	–	628,809	–	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	–	1,717,742	–	–	1,717,742	–	2026
2024 LTI – time based	1/07/2024	1/07/2027	0.149	–	989,382	–	–	989,382	–	2028
2024 LTI – performance based	1/07/2024	1/07/2027	0.149	–	1,484,073	–	–	1,484,073	–	2028
ROD Bonus[2]	7/11/2024	8/11/2024	0.210	–	1,620,711	(1,620,711)	–	–	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	866,666	–	–	866,666	–	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	866,667	–	–	866,667	–	2029
Sub Total				**3,358,723**	**7,545,241**	**(2,873,416)**	**(326,551)**	**7,703,997**		
Ken Coon										
2021 LTI – time based	1/07/2021	1/07/2024	0.330	162,978	–	(162,978)	–	–	100%	2025
2021 LTI – performance based	1/07/2021	1/07/2024	0.371	244,466	–	(61,117)	(183,349)	–	25%	2025
2022 LTI – time based	1/07/2022	1/07/2025	0.425	151,599	–	–	–	151,599	–	2026
2022 LTI – performance based	1/07/2022	1/07/2025	0.453	227,398	–	–	–	227,398	–	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	642,605	–	(642,605)	–	–	100%	2025
2023 LTI – time based	1/07/2023	1/07/2026	0.340	185,642	–	–	–	185,642	–	2027
2023 LTI – performance based	1/07/2023	1/07/2026	0.599	278,462	–	–	–	278,462	–	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	–	1,027,493	–	–	1,027,493	–	2026
2024 LTI – time based	1/07/2024	1/07/2027	0.149	–	431,950	–	–	431,950	–	2028
2024 LTI – performance based	1/07/2024	1/07/2027	0.149	–	647,925	–	–	647,925	–	2028
ROD Bonus[2]	7/11/2024	8/11/2024	0.210	–	1,086,416	(1,086,416)	–	–	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	311,208	–	–	311,208	–	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	311,208	–	–	311,208	–	2029
Sub Total				**1,893,150**	**3,816,200**	**(1,953,116)**	**(183,349)**	**3,572,885**		

49

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Name / Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
Yoshio Nagai										
2021 LTI – time based	1/07/2021	1/07/2024	0.330	173,416	–	(173,416)	–	–	100%	2025
2021 LTI – performance based	1/07/2021	1/07/2024	0.371	260,124	–	(65,031)	(195,093)	–	25%	2025
2022 LTI – time based	1/07/2022	1/07/2025	0.425	160,695	–	–	–	160,695	–	2026
2022 LTI – performance based	1/07/2022	1/07/2025	0.453	241,042	–	–	–	241,042	–	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	681,162	–	(681,162)	–	–	100%	2025
2023 LTI – time based	31/08/2023	1/07/2026	0.240	196,780	–	–	–	196,780	–	2027
2023 LTI – performance based	31/08/2023	1/07/2026	0.418	295,170	–	–	–	295,170	–	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	–	1,025,079	–	–	1,025,079	–	2026
2024 LTI – time based	1/07/2024	1/07/2027	0.149	–	457,738	–	–	457,738	–	2028
2024 LTI – performance based	1/07/2024	1/07/2027	0.149	–	686,607	–	–	686,607	–	2028
ROD Bonus	7/11/2024	8/11/2024	0.210	–	1,151,277	(1,151,277)	–	–	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	329,880	–	–	329,880	–	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	329,881	–	–	329,881	–	2029
Sub Total				**2,008,389**	**4,200,462**	**(2,070,886)**	**(195,093)**	**3,942,872**		
Bernard Rowe										
2021 LTI – time based	5/11/2021	1/07/2024	0.790	540,220	–	(540,220)	–	540,220	100%	2025
2021 LTI – performance based	5/11/2021	1/07/2024	0.724	810,331	–	(202,583)	(607,748)	–	25%	2025
2022 LTI – time based	4/11/2022	1/07/2025	0.570	560,084	–	–	–	560,084	–	2026
2022 LTI – performance based	4/11/2022	1/07/2025	0.525	840,125	–	–	–	840,125	–	2026
2023 STI – time based	3/11/2023	1/07/2024	0.175	1,753,764	–	(1,753,764)	–	–	100%	2025
2023 LTI – time based	3/11/2023	1/07/2026	0.175	792,982	–	–	–	792,982	–	2027
2023 LTI – performance based	3/11/2023	1/07/2026	0.175	1,189,472	–	–	–	1,189,472	–	2027
2024 STI – time based	1/11/2024	1/07/2025	0.280	–	3,806,452	–	–	3,806,452	–	2026
2024 LTI – time based	1/11/2024	1/07/2027	0.280	–	1,887,097	–	–	1,887,097	–	2028
2024 LTI – performance based	1/11/2024	1/07/2027	0.280	–	2,830,645	–	–	2,830,645	–	2028
Sub Total				**6,486,978**	**8,524,194**	**(2,496,567)**	**(607,748)**	**11,906,857**		

50

Annual Report 2025

Name / Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
Chad Yeftich										
2021 LTI – time based	5/11/2021	1/07/2024	0.510	223,084	–	(223,084)	–	–	100%	2025
2021 LTI – performance based	5/11/2021	1/07/2024	0.457	223,084	–	(55,771)	(167,313)	–	25%	2025
2022 LTI – time based	1/07/2022	1/07/2025	0.615	204,658	–	–	–	204,658	–	2026
2022 LTI – performance based	1/07/2022	1/07/2025	0.645	306,987	–	–	–	306,987	–	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	694,014	–	(694,014)	–	–	100%	2025
2023 LTI – time based	31/08/2023	1/07/2026	0.240	250,616	–	–	–	250,616	–	2027
2023 LTI – performance based	31/08/2023	1/07/2026	0.418	375,924	–	–	–	375,924	–	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	–	1,353,872	–	–	1,353,872	–	2026
2024 LTI – time based	1/07/2024	1/07/2027	0.149	–	588,290	–	–	588,290	–	2028
2024 LTI – performance based	1/07/2024	1/07/2027	0.149	–	882,435	–	–	882,435	–	2028
ROD Bonus[2]	7/11/2024	8/11/2024	0.210	–	1,398,927	(1,398,927)	–	–	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	336,104	–	–	336,104	–	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	335,105	–	–	335,105	–	2029
Sub Total				**2,278,367**	**4,895,733**	**(2,371,796)**	**(167,313)**	**4,634,991**		
Matt Weaver										
2021 LTI – time based	1/07/2021	1/07/2024	0.330	345,907	–	(345,907)	–	–	100%	2025
2021 LTI – performance based	1/07/2021	1/07/2024	0.371	518,860	–	(129,715)	(389,145)	–	25%	2025
2022 LTI – time based	1/07/2022	1/07/2025	0.425	323,663	–	–	–	323,663	–	2026
2022 LTI – performance based	1/07/2022	1/07/2025	0.453	485,495	–	–	–	485,495	–	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	939,275	–	(939,275)	–	–	100%	2025
2023 LTI – time based	31/08/2023	1/07/2026	0.240	481,276	–	–	–	481,276	–	2027
2023 LTI – performance based	31/08/2023	1/07/2026	0.418	721,914	–	–	–	721,914	–	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	–	1,994,544	–	–	1,994,544	–	2026
2024 LTI – time based	1/07/2024	1/07/2027	0.149	–	1,140,516	–	–	1,140,516	–	2028
2024 LTI – performance based	1/07/2024	1/07/2027	0.149	–	1,710,775	–	–	1,710,775	–	2028
ROD Bonus[2]	7/11/2024	8/11/2024	0.210	–	2,300,987	(2,300,987)	–	–	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	1,012,463	–	–	1,012,463	–	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	–	1,012,463	–	–	1,012,463	–	2029
Sub Total				**3,816,390**	**9,171,748**	**(3,715,884)**	**(389,145)**	**8,883,109**		
Total				**25,340,964**	**43,304,298**	**(18,694,817)**	**(2,506,268)**	**47,180,823**		

1. Timothy Woodall was granted 200,000 performance rights on appointment and will be issued 200,000 full paid ordinary shares on vesting, 3 years after date of appointment.
2. ROD bonuses are a one-off time-based grant issued to staff granted upon achievement of a positive Record of Decision, with a 1-day vesting period.
3. Non-executive director Stephen Gardiner had retired on 5 May 2025. The Board approved that his performance rights will be pro-rated over the performance period to his retirement date and will vest on the original date.

51

Ioneer

Remuneration Report
continued

4.5 Key terms of executive KMP employment contracts

4.5.1 Notice and termination payments

Table 18 sets out for the contractual provisions for current executive KMP.

Table 18: KMP contracts

Position	Contract Type	Notice Period for Company	Notice Period for Employee	Termination Payment for Change of control	Treatment of STI on termination	Treatment of unvested LTI on termination
Executive chair	12 months	1 month	1 month	Nil	Pro-rata for time served as executive	Lapses
MD	Open term agreement	6 months	6 months	12 months	Pro-rata for good leavers	Lapses
Executive KMP	Open term agreement	6 Months	3 Months	12 months	Pro-rata for good leavers	Lapses

Termination payments are calculated based upon base salary at the date of termination. No payment is made for termination due to gross misconduct.

4.5.2 Executive Directors' employment agreements

Table 19: Executive chair contract

Feature	Approach
Term	Expected to continue until a Final Investment Decision (FID) has been accomplished. The FID is expected to be achieved in FY2026.
Base Salary	US$250,000 per annum, effective 4 January 2025. This is in addition to the existing non-executive chair remuneration of US$185,000. Base salary does not include pension and non-cash benefits.
STI	For FY2025, the executive chair was eligible for a target bonus that is 60% of base salary. Maximum STI is 200% of target (120% of base salary). Further details are discussed in section 4.3.2.
Equity Grants	For FY2025, the executive chair was eligible for an equity grant at 60% of base salary in the form of PRs. 60% of the PRs will be performance based. 40% of the PRs will be time based. As the executive chair's contract is defined in U.S. dollars, the number of PRs awarded is calculated using a VWAP up to and including 30 June each year and the closing exchange rate as at 30 June. Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets. Maximum performance-based PRs is 72% of base salary. Time based PRs is 24% of base salary. Further details are discussed in section 4.3.3
Termination	Either party may terminate the contract with one month's notice. The Company may also terminate the contract without notice in circumstances such as material breach or serious misconduct.

52

 Table 20: Managing director contract  Feature Approach  Term Open term agreement  Base Salary  AU$557,400 per annum.  Base salary does not include superannuation and non-cash benefits.  STI  For FY2025, the MD was eligible for a target bonus that is 80% of base salary. Maximum STI is 200% of target (160% of base salary).  Further details are discussed in section 4.3.2.  Equity Grants  For FY2025, the MD was eligible for an equity grant at 120% of base salary in the form of PRs. 60% of the PRs will be performance based. 40% of the PRs will be time based.  Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets. Maximum performance-based PRs is 144% of base salary. Time based PRs is 48% of base salary.  Further details are discussed in section 4.3.3.  Termination  By executive: 6 months’ notice By company: 6 months’ notice  Table 21: Other executive contracts  Feature Approach  KMP  Senior vice president engineering & operations Chief financial officer  Vice president human resources  Vice president commercial sales & marketing  Vice president corporate development & external affairs  Term  Open-term agreements  Base Salary  See section 4.3.1.  Base salary does not include superannuation and non-cash benefits.  STI  For FY2025, the:  Senior vice president engineering & operations was eligible for a target bonus that is 50% of base salary. Maximum STI is 200% of target (100% of base salary.  Chief financial officer was eligible for a target bonus that is 50% of base salary. Maximum STI is 200% of target (100% of base salary).  Vice president human resources was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target (80% of base salary).  Vice president commercial sales & marketing was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target of target (80% of base salary).  Vice president commercial corporate development & external affairs was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target of target (80% of base salary).  Further details are discussed in section 4.3.2.  Annual Report 2025  53

Ioneer

Remuneration Report
continued

Feature	Approach
Equity Grants	For FY2025, 60% of the PRs will be performance based. 40% of the PRs will be time based. Performance-based awards may range from 0 to 200% of grant based upon achievement of pre-established targets. For FY2025, the: • Senior vice president engineering & operations was eligible for an equity grant at 85% of base salary in the form of PRs. Maximum performance-based PRs is 102% of base salary. Time based PRs is 34% of base salary. • Chief financial officer was eligible for an equity grant at 85% of base salary in the form of PRs. Maximum performance-based PRs is 102% of base salary. Time based PRs is 34% of base salary. • Vice president human resources was eligible for an equity grant at 40% of base salary in the form of PRs. Maximum performance-based PRs is 48% of base salary. Time based PRs is 16% of base salary. • Vice president commercial sales & marketing was eligible for an equity grant at 40% of base salary in the form of PRs. Maximum performance-based PRs is 48% of base salary. Time based PRs is 16% of base salary. • Vice president commercial corporate development & external affairs was eligible for an equity grant at 50% of base salary in the form of PRs. Maximum performance-based PRs is 60% of base salary. Time based PRs is 20% of base salary. Further details are discussed in section 4.3.3.
Termination	By executive: 3 months' notice By company: 6 months' notice

5. Non-executive Director remuneration policy

5.1 Remuneration Policy

Remuneration for Non-executive Directors (NEDs) is subject to the aggregate limit of A$1,000,000 per annum which was set by shareholders at the 2017 Annual Meeting. This includes superannuation and other retirement benefits and does not include any payments made to the executive chair for his role as an executive.

Fees for Non-executive Directors are fixed and are not linked to the financial performance of the Company. In addition to Board and Committee fees, Non-executive Directors are entitled to be reimbursed for all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, Committees, or shareholders or while engaged on Ioneer business.

Table 22 sets out the Board fee structure effective 1 July 2024. The fees do not include superannuation or other retirement benefits.

Table 22: Board fees

	Chair		Member	
	Cash	Equity	Cash	Equity
Board	$150,000	$35,000	$60,000	$25,000
Audit & Risk committee	$5,000	–	–	–
Remuneration committee	$5,000	–	–	–
Projection Execution committee	$5,000	–	–	–
Environmental, Health, Safety and Sustainability committee	$5,000	–	–	–

54

 5.2 NED equity  As discussed in Table 22, a portion of the NED fees are paid in the form of time-based performance rights. Table 23 presents the terms of the NED equity arrangement.  Table 23: NED equity terms  Feature Approach  Purpose Issued in lieu of paying remuneration in cash.  Participants The executive chair and NEDs. Instruments issued Time-based Performance Rights (PRs). Allocation value 10-day VWAP up to the AGM.  Value of SRs to be granted  Executive chair: US$35,000 (18.9% of total non-executive chair fees). NEDs: US$25,000 (27.8% of total NED fees).  Vesting Date  1 year from date of approval.  Acquisition of PRs and shares  PRs are issued by the company and held by the participant subject to the satisfaction of the time requirement. The number of PRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.  If the PRs vest, NEDs receive newly issued shares.  Treatment of dividends and voting rights  PRs do not have voting rights or provide dividend payments.  Equity Incentive Plan and/or clawback  N/A  Restriction on hedging  Hedging of PRs by NEDs is not permitted.  Treatment on termination  Some or all of the grants may remain on foot.  Annual Report 2025  55

 Consolidated financial statements  56  ioneer

 Annual Report 2025  The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes  57  Consolidated statement of profit or loss and other comprehensive income  For the year ended 30 June 2025  Revenue  Note  30-Jun-25  $’000  30-Jun-24  $’000  Finance income  4  653  1,411  Expenses  Employee benefits expense  24  (6,372)  (5,344)  Exploration expenditure written off  3  (37)  (31)  Other expenses  3  (3,787)  (3,850)  Finance costs  4   (11)   (11)  Loss before income tax expense  (9,554)  (7,825)  Income tax expense  5   -    -   Loss after income tax expense for the year attributable to the owners of ioneer Limited  21  (9,554)  (7,825)  Other comprehensive income  Items that may be reclassified subsequently to profit or loss  Foreign currency translation   (269)   (45)  Other comprehensive income for the year, net of tax   (269)   (45)  Total comprehensive loss for the year attributable to the owners of ioneer Limited  (9,823)  (7,870)  Cents  Cents  Basic earnings per share  26  (0.41)  (0.36)  Diluted earnings per share  26  (0.41)  (0.36)

 ioneer  The above consolidated statement of financial position should be read in conjunction with the accompanying notes  58  Consolidated statement of financial position  As at 30 June 2025  Assets  Note  30-Jun-25  $’000  30-Jun-24  $’000  Current assets  Cash and cash equivalents  6  25,059  35,715  Receivables  7  192  324  Prepayments  8  16  19  Total current assets  25,267  36,058  Non-current assets  Receivables  9  289  276  Plant and equipment  10  289  406  Right-of-use assets  11  334  71  Exploration and evaluation expenditure  12  203,110  187,664  Other  13  4,252  -  Total non-current assets  208,274  188,417  Total assets  233,541  224,475  Liabilities  Current liabilities  Payables  14  2,408  4,543  Lease liabilities  15  106  41  Provisions  16  462  428  Borrowings  17  -  1,200  Total current liabilities  2,976  6,212  Non-current liabilities  Lease liabilities  18  267  42  Total non-current liabilities  267  42  Total liabilities  3,243  6,254  Net assets  230,298  218,221  Equity  Contributed equity  19  302,651  281,671  Reserves  20  (2,447)  (3,098)  Accumulated losses  21  (69,906)  (60,352)  Total equity  230,298  218,221

Annual Report 2025

Consolidated statement of changes in equity

For the year ended 30 June 2025

	Issued capital $'000	Foreign currency transaction reserve $'000	Reserves $'000	Accumulated losses $'000	$'000
Balance at 1 July 2023	255,364	(12,716)	7,278	(52,527)	197,399
Loss after income tax expense for the year	-	-	-	(7,825)	(7,825)
Foreign currency exchange differences	-	(45)	-	-	(45)
Total comprehensive income for the year	-	(45)	-	(7,825)	(7,870)
Shares issued from capital raise	25,141	-	-	-	25,141
Options exercised	54	-	-	-	54
Fair value of performance rights vested	1,892	-	(1,892)	-	-
Share issue costs from capital raise	(768)	-	-	-	(768)
Share issue costs from vesting of performance rights	(12)	-	-	-	(12)
Share-based payments expensed/capitalised	-	-	4,277	-	4,277
Balance at 30 June 2024	281,671	(12,761)	9,663	(60,352)	218,221

	Issued capital $'000	Foreign currency transaction reserve $'000	Reserves $'000	Accumulated losses $'000	Total equity $'000
Balance at 1 July 2024	281,671	(12,761)	9,663	(60,352)	218,221
Loss after income tax expense for the year	-	-	-	(9,554)	(9,554)
Foreign currency exchange differences	-	(269)	-	-	(269)
Total comprehensive income for the year	-	(269)	-	(9,554)	(9,823)
Shares issued from capital raise	16,412	-	-	-	16,412
Fair value of performance rights vested	5,186	-	(5,186)	-	-
Share issue costs from capital raise	(618)	-	-	-	(618)
Share-based payments expensed/capitalised	-	-	6,106	-	6,106
Balance at 30 June 2025	302,651	(13,030)	10,583	(69,906)	230,298

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

59

 ioneer  The above consolidated statement of cash flows should be read in conjunction with the accompanying notes  60  Consolidated statement of cash flows  For the year ended 30 June 2025  Cash flows from operating activities  Note  30-Jun-25  $’000  30-Jun-24  $’000  Payments to suppliers and employees   (6,805)   (7,198)  Net cash used in operating activities   (6,805)   (7,198)  Cash flows from investing activities  Expenditure on mining exploration and evaluation  (14,510)  (36,635)  Purchase of equipment  10  -  (2)  Interest received   680    1,254   Net cash used in investing activities   (13,830)   (35,383)  Cash flows from financing activities  Proceeds from issue of shares  19  16,412  25,141  Proceeds from borrowings  17  -  1,200  Repayment of borrowings  17  (1,200)  -  Transaction costs related to issues of equity securities  19  (618)  (768)  Unlisted options exercised  -  55  Share issue costs from vesting of performance rights  -  (12)  Repayment of leases  (140)  (130)  Payment for establishment of loan  13   (4,252)   -  Net cash from financing activities   10,202    25,486  Net decrease in cash and cash equivalents  (10,433)  (17,095)  Cash and cash equivalents at the beginning of the financial year  35,715  52,709  Effects of exchange rate changes on cash and cash equivalents   (223)    101  Cash and cash equivalents at the end of the financial year  6  25,059  35,715

 Annual Report 2025  61  Notes to and forming part of the Consolidated Financial Statements  Note 1. Basis of preparation and Material accounting policies  Corporate information  The consolidated financial statements of Ioneer Ltd (the Company or parent) and its subsidiaries (collectively, the Group) for the year ended 30 June 2025 was authorised for issue in accordance with a resolution of the Directors on 17 September 2025.  The Group is a for-profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange under the ticker code "INR" and on Nasdaq under the ticker code "IONR". The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.  The Group is principally engaged in the development of the Rhyolite Ridge lithium-boron deposit in the state of Nevada, United States of America. Further information about the nature of the Group's operations and activities is provided in the Directors' Report. Information on the group structure is set out in Note 29 of this report and information on other related party disclosures of the Group is provided in Note 33.  Basis of preparation  These consolidated financial statements of the Group have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB'), including new or amended accounting standards effective for reporting periods beginning 1 July 2024.  The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in USD, and all values are rounded to the nearest thousand (‘$000), except where otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.  The consolidated financial statements provide comparative information in respect of the previous period.  Change in fiscal year  In September 2025, the Board of Directors approved a change in Ioneer Limited's fiscal year end from June 30 to December 31. The fiscal year change will be effective for the period beginning January 1, 2026.  New or amended Accounting Standards and Interpretations  The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.  Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.  The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group.  The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended 30 June 2025. The Group's management have yet to assess the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:  AASB 18 - Presentation and Disclosure in Financial Statements  AASB 18 replaces AASB 101 as the standard describing the primary financial statements and sets out the requirements for the presentation and disclosure of information in AASB-compliant financial statements. Amongst other changes, it introduces the concept of 'management-defined performance measure' to financial statements and requires the classification of transactions presented within the statement of profit or loss within one of five categories - operating, investing, financing, income taxes and discontinued operations. It also provides enhanced requirements for the aggregation and disaggregation of information.  AASB 7 and AASB 9 – Financial Instruments  The amendments to AASB 7 and AASB 9 clarify that a financial liability is derecognised on settlement date, i.e. when the related obligation is discharged, cancelled, expires or the liability otherwise disqualifies for recognition. It also clarifies how to assess contractual cash flow characteristics.  The Group is currently assessing the impact the amendments will have on current practice.  1.5. Basis of consolidation  Controlled entities  The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 30 June 2025. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:  Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)  Exposure, or rights, to variable returns from its involvement with the investee  The ability to use its power over the investee to affect its returns  Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:  The contractual arrangement(s) with the other vote holders of the investee  Rights arising from other contractual arrangements  The Group's voting rights and potential voting rights  There has been no change in the control of any subsidiaries during the financial period. All subsidiaries are 100% owned by the Company (2024: 100%).

 ioneer  Notes to and forming part of the Consolidated Financial Statements  continued  62  Note 1. Basis of preparation and Material accounting policies  Transactions eliminated on consolidation  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Accounting policies  The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  1.6. Current and non-current classification  The Group presents assets and liabilities in the statement of financial position based on current and non-current classification.  An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.  A liability is classified as current when: it is either expected to be settled in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.  Deferred tax assets and liabilities are always classified as non- current assets and liabilities.  1.7. Critical accounting estimates and judgements  The preparation of these financial statements in conformity with Australian Accounting Standards has required management to make judgements, estimates and assumptions which impact the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed regularly and revisions to accounting estimates are reviewed in the period in which the estimate is revised. The most significant estimates and assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.  Exploration and evaluation assets  The Group's policy for exploration and evaluation expenditure is set out in Note 12. The application of this policy requires certain judgements and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found. Any such judgements and assumptions may change as new information becomes available. If, after capitalisation of expenditure under the policy, it is concluded that the capitalised expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit and loss. Changes in judgements and assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.  Share-based payment transactions  The Group measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted.  1.8. Foreign currency transactions and balances  Functional and presentation currency  The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates.  The functional currency of the entities in the Group is predominately US Dollars, with the exception of Ioneer Ltd which has a functional currency of Australian Dollars.  Transactions and balances  Foreign currency transactions are translated at the foreign exchange rate at the date of transaction. Monetary assets and liabilities denominated in a foreign currency at the end of the reporting period are translated at the year-end exchange rate. Exchange differences arising on the translation of monetary items are recognised in the statement of profit and loss.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of transaction. Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise, the exchange difference is recognised in the profit and loss.  Presentation of foreign exchange gains or losses in the statement of profit or loss  The Group presents its foreign exchange gains and losses within net financing income/(costs) in the statement of profit and loss.  Borrowings  Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method. The transaction costs that are incurred in advance of the loan and borrowings are deferred and recognised as other receivables. These costs will be subsequently accounted for as part of the amortised cost of the borrowings.  Finance costs  Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred

 Annual Report 2025  63  Note 1. Basis of preparation and Material accounting policies (continued)  1.9. Going Concern  The Directors believe that the going concern basis is appropriate for the preparation of the consolidated financial statements, notwithstanding continued losses and no ongoing revenue stream, with the Group having a strong fund-raising track record.  The Group currently has sufficient cash reserves to support this Going Concern position and is confident in its ability to raise further funds from securing an equity partner via the strategic partnership process recommenced in Q2 of 2025, equity capital markets or a mixture of both.

Ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 2. Financial Performance

2.1. Operating Segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses; including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Managing Director is considered to be the CODM and is empowered by the Board to allocate resources and assess the performance of the Group.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Description of segments

The Company operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group.

North America	Represents activity in the US primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

Segment information (US$'000)	North America 30-Jun-25	North America 30-Jun-24	Australia 30-Jun-25	Australia 30-Jun-24	Total 30-Jun-25	Total 30-Jun-24
Exploration and evaluation expenditure - non-core	(37)	(31)	-	-	(37)	(31)
Other expenses	(1,899)	(2,383)	(1,888)	(1,467)	(3,787)	(3,850)
Reportable segment profit / loss	(1,936)	(2,414)	(1,888)	(1,467)	(3,824)	(3,881)
Employee benefits and other expenses	(2,680)	(2,407)	(3,692)	(2,937)	(6,372)	(5,344)
Net financing (expense)/income	(3,173)	(1,802)	3,815	3,202	642	1,400
Net loss before income tax	(7,789)	(6,623)	(1,765)	(1,202)	(9,554)	(7,825)
Exploration and evaluation assets	203,110	187,664	-	-	203,110	187,664
Other assets	9,443	8,576	20,988	28,235	30,431	36,811
Total assets	212,553	196,240	20,988	28,235	233,541	224,475
Payables	2,124	4,442	390	142	2,514	4,584
Provisions	165	177	297	251	462	428
Borrowings	-	1,200	-	-	-	1,200
Total current liabilities	2,289	5,819	687	393	2,976	6,212
Payables	267	(8)	-	50	267	42
Total non-current liabilities	267	(8)	-	50	267	42
Total liabilities	2,556	5,811	687	443	3,243	6,254
Net assets	209,997	190,429	20,301	27,792	230,298	218,221

Major customers

This Company has no major customers and nil revenues (2024: nil)

64

 Annual Report 2025  65  Note 3. Expenses  Impairment  30-Jun-25  $'000  30-Jun-24  $'000  Exploration expenditure written off   (37)   (31)  (37)  (31)  Other expenses  30-Jun-25  $'000  30-Jun-24  $'000  General and administration expenses  1,877  1,668  Consulting and professional costs  1,633  1,922  Depreciation and amortisation   277    260   Total other expenses  3,787  3,850  Note 4. Net finance income  30-Jun-25  $'000  30-Jun-24  $'000  Interest income from external parties  608  1,293  Net foreign exchange gain   45    118   Finance income  653  1,411  Bank charges  (9)  (9)  Lease interest   (2)   (2)   Finance costs  (11)  (11)  Net finance income  642  1,400  Note 5. Income tax benefit  30-Jun-25  $'000  30-Jun-24  $'000  Numerical reconciliation of income tax benefit and tax at the statutory rate  Loss before income tax expense   (9,554)   (7,825)  Tax at the statutory tax rate of 30%  (2,866)  (2,348)  Tax effect amounts which are not deductible/(taxable) in calculating taxable income: Difference in tax rates  273  232  Non-deductible expenses  1,162  746  Foreign exchange and other translation adjustments  (38)  (130)  Additional tax-deductible expenditure  (4)  (7)  Unrecognised tax losses relating to current year   1,473    1,507   Income tax benefit  -  -

Ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 5. Income tax benefit (continued)

No provision for income tax is considered necessary in respect of the Company for the year ended 30 June 2025. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes (2024: nil). The Group has estimated tax loss positions across the Group as follows:

	30-Jun-2025 $'000	30-Jun-2024 $'000
Deferred tax relates to the following:		
Foreign exchange gain/loss	(1,406)	(1,368)
Losses available for offsetting against future taxable income	1,406	1,368
Net deferred tax asset	-	-

The Group has tax losses for which no deferred tax assets has been recognised on the Statement of Financial Position that amounted to $45.9 million (2024: $40.5 million).

	30-Jun-25 $'000	30-Jun-24 $'000
Total tax losses	50,563	45,017
Deferred tax recognised	(4,688)	(4,560)
	45,875	40,457

	Australia $'000	Jurisdiction Revenue Losses USA $'000	Canada $'000	Total $'000
Balance at the beginning of the period	12,391	23,087	188	35,666
Movement during the period	(684)	5,959	139	5,414
Balance at the end of the period	11,707	29,046	327	41,080

Non-recognised tax losses - capital	Australia $'000	Jurisdiction Capital Losses USA $'000	Canada $'000	Total $'000
Balance at the beginning of the period	4,792	-	-	4,792
Movement during the period	3	-	-	3
Total capital tax losses not recognised	4,795	-	-	4,795
Total revenue and capital tax losses not recognised	16,502	29,046	327	45,875

These amounts will only be obtained if:

- the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised.
- the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law, and
- no changes in tax legislation adversely affect the Company and Controlled Entities in realising the benefit from the deductions for the losses, i.e. current tax legislation permits carried forward tax losses to be carried forward indefinitely.
- the accumulated tax losses in Australia may be carried forward and offset against taxable income in the future for an indefinite period, subject to meeting Australian tax rules around continuity of ownership or business continuity test.
- The accumulated tax losses in the USA can be carried forward and used to offset future taxable income for a period of 20 years from the year in which the losses were incurred and losses will start to expire from the year 2027 onwards.

Ioneer Ltd is not part of an Australian tax-consolidated group. Current and deferred tax amounts (if any) are measured as a stand-alone taxpayer. There are no tax funding arrangements or tax sharing agreements in place.

66

 Annual Report 2025  Note 8. Current assets - other  30-Jun-25  $'000  30-Jun-24  $'000  Prepayments  16  19  67  Note 5. Income tax benefit (continued)  The Group has additional tax value embedded in the Rhyolite Ridge exploration asset. Future deductibility is expected against anticipated assessable income from the Project once in production.  Note 6. Current assets - cash and cash equivalents  30-Jun-25  30-Jun-24  $'000  $'000  Cash at bank  21,001  19,205  Short term deposits   4,058    16,510   25,059  35,715  Cash flow reconciliation  Reconciliation of net cash outflow from operating activities to operating loss after tax  Loss for the period  (9,554)  (7,825)  Adjustments to reconcile profit to net cash flows  Depreciation  277  118  Exploration expenditure written off  37  31  Share-based payments  3,164  1,633  Net foreign exchange differences - unrealised  (45)  (96)  Interest income  (681)  (1,293)  Interest expense  26  11  Decrease/(increase) in trade and other receivables  127  (50)  Increase/(decrease) in provisions and employee benefits  34  (60)  (Decrease)/increase in accounts payables  (173)  344  Interest paid   (17)   (11)   Net cash flow from operating activities  (6,805)  (7,198)  Cash and short-term deposits in the statement of financial position comprise cash at bank and on hand and short term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.  Note 7. Current assets - receivables  30-Jun-25  30-Jun-24  $'000  $'000  Other debtors  143  195  Prepayments   49    129   Total current receivables  192  324  Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Impairment losses, if any, are recognised in the profit and loss.

 ioneer  Notes to and forming part of the Consolidated Financial Statements  continued  68  Note 9. Non-current assets - receivables  30-Jun-25  30-Jun-24  $'000  $'000  Other debtors  289  276  Non-current other debtors represent security deposits.  Note 10. Non-current assets - property, plant and equipment  30-Jun-25  30-Jun-24  $'000  $'000  Plant and equipment - at cost  606  606  Less: Accumulated depreciation   (317)   (200)   Total plant and equipment  289  406  Reconciliation of the movement  30-Jun-25  $'000  30-Jun-24  $'000  Opening balance  406  522  Additions  -  2  Depreciation expense   (117)   (118)   Closing balance  289  406  Plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.  An item of plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of profit and loss in the period the item is derecognised.  The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end adjusted prospectively, if appropriate. At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use.

Annual Report 2025

Note 11. Non-current assets - right-of-use assets

	30-Jun-25	30-Jun-24
	$'000	$'000
Plant and equipment - right-of-use	755	368
Less: Accumulated depreciation	(421)	(297)
Total right-of-use assets	334	71

	30-Jun-25	30-Jun-24
Reconciliation of the movement	$'000	$'000
Opening balance	71	202
Additions	423	11
Depreciation expense	(160)	(142)
Closing balance	334	71

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before commencement date less any less incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term. Right-of-use assets are subject to impairment. The current lease terms range between 1-4 years (2024: 1-4 years).

Note 12. Non-current assets - exploration and evaluation

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure but does not include general overheads or administrative expenditure not having a specific connection with a particular area of interest.

Exploration and evaluation costs in relation to separate areas of interest for which rights of tenure are current are brought to account in the year in which they are incurred and carried forward provided that:

- such costs are expected to be recouped through successful development and exploitation of the area, or alternatively through its sale; or
- exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

The types of costs recognised as exploration and evaluation assets include costs to acquire the legal rights to explore in the specific area and costs incurred in respect of the search for mineral resources, determination of technical feasibility and the assessment of commercial viability of an identified resource, in accordance with AASB 6.

A Final Investment Decision (FID) to develop the Project is expected to be made after considering the following key factors: required permits are in place, engineering has reached construction ready status, adequate offtake agreements have been signed to underwrite any debt requirements, and the Project is funded through a mix of equity and debt. In order for FID and to attract funding, the Project will need to demonstrate technical feasibility and commercial viability.

Once FID has been taken, all past and future exploration and evaluation assets in respect of the area of interest are tested for impairment and transferred to the costs of development. To date, no development decision has been made.

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicators of impairment have been identified as at 30 June 2025.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount, the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

69

Ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 12. Non-current assets - exploration and evaluation (continued)

	30-Jun-25 $'000	30-Jun-24 $'000
Exploration assets	203,110	187,664

Reconciliation of movement	30-Jun-25 $'000	30-Jun-24 $'000
Opening balance	187,664	152,226
Additions - Rhyolite Rydge	15,300	35,398
Exploration expenditure - noncore	184	71
Exploration expenditure - written off	(37)	(31)
Carrying amount at the end of the financial year	203,111	187,664

The above amounts represent costs of areas of interest carried forward as an asset in accordance with the accounting policy described above. The ultimate recoupment of exploration and evaluation expenditure in respect of an area of interest carried forward is dependent upon the discovery of commercially viable reserves and the successful development and exploitation of the respective areas or alternatively sale of the underlying areas of interest for at least their carrying value. Amortisation, in respect of the relevant area of interest, is not charged until a mining operation has commenced.

Exploration and evaluation costs carried forward relate primarily to the Rhyolite Ridge Lithium-Boron Project in Nevada, USA. Exploration and evaluation expenditure on all other tenements owned by the Company have been fully impaired where applicable.

Note 13. Non-current assets – other

	30-Jun-25 $'000	30-Jun-24 $'000
Unamortised loan fees	4,252	-

The Company paid fees to establish a loan with the US Department of Energy (DOE). The fees will be amortised over the life of the loan. Amortisation begins after the first draw on said loan. The total loan amount is US$996 million (US$968 million in principal and US$28 million in capitalised interest during construction). The loan term is 20 years, and the interest rate is fixed from the date of each advance for the term of the loan at the applicable long-dated U.S. Treasury rate.

Note 14. Current liabilities - payables

	30-Jun-25 $'000	30-Jun-24 $'000
Trade payables	2,066	4,056
Accrued expenses	342	487
Total current payables	2,408	4,543

All financial liabilities are recognised initially at fair value net of directly attributable transaction costs.

After initial measurement, financial liabilities are subsequently measured at amortised cost. Current payables, other than lease liabilities, due to their short-term nature, are measured at amortised cost and are not discounted.

The current payables, other than lease liabilities, are unsecured and are non-interest bearing generally on 30-60 day terms. The carrying amounts approximate fair value.

70

 Annual Report 2025  71  Note 15. Current liabilities - lease liabilities  30-Jun-25  $'000  30-Jun-24  $'000  Lease liability  106  41  At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.  In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.  Note 16. Current liabilities - provisions  30-Jun-25  $'000  30-Jun-24  $'000  Provision for employee benefits  462  428  Provisions are made for the Group's liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employees benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Those cash flows are discounted using market yields on high quality corporate bonds with terms to maturity that match the expected timing of cash flows.  Note 17. Current liabilities - borrowings  30-Jun-25  $'000  30-Jun-24  $'000  Other current debt  -  1,200  In the previous financial year, the current debt was comprised of an unsecured loan from Sibanye Stillwater Limited. In February 2025, the Company received notification that Sibanye Stillwater Limited decided not to proceed with Rhyolite Ridge joint venture. In accordance with the strategic partnership unit purchase and subscription agreement, ioneer Limited repaid the unsecured loan of $1,200,000 within 30 days following the notification, and the agreement was terminated.  Note 18. Non-current liabilities - lease liabilities  30-Jun-25  $'000  30-Jun-24  $'000  Lease liability  267  42 ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 19. Equity - issued capital

	30-Jun-25 Shares	30-Jun-24 Shares	30-Jun-25 $'000	30-Jun-24 $'000
Ordinary shares - fully paid	2,608,172,516	2,325,614,708	302,651	281,671

Movements in ordinary share capital

Details	Shares	$'000
Balance at 30 June 2023	2,098,818,267	255,364
Capital raise	213,602,562	25,141
Options exercised	357,710	54
Performance rights vested [1]	12,836,169	1,892
Share issue costs from vesting of performance rights	-	(12)
Share issue costs from capital raise	-	(768)
Balance at year ended 30 June 2024	2,325,614,708	281,671
Capital raise	252,500,000	16,412
Performance rights vested [1]	30,057,808	5,186
Share issue costs from capital raise	-	(618)
Balance at year ended 30 June 2025	2,608,172,516	302,651

(1) Ordinary shares issued to employees upon vesting of performance rights

Ordinary shares are classified as equity. There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be fraction of one vote which the amount paid up bears to the total issued price thereof. They have the right to receive dividends as declared and, in the event of winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Incremental costs directly attributable to the issue of new shares, options or rights are shown in equity as a deduction from the proceeds.

Management controls the capital of the Group in order to maintain a sustainable debt to equity ratio, generate long-term shareholder value and that the Group can fund its operations and continue as a going concern.

The Group is not subject to any externally imposed capital requirements.

During the year ended 30 June 2025, the Company issued 30,057,807 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan, nil shares as a result of options exercised, and 252,500,000 shares as a consequence of a capital raise.

During the year ended 30 June 2024, the Company issued 12,836,169 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan, 357,710 shares as a result of options exercised, and 213,602,562 shares as a consequence of a capital raise.

Share schemes

The Company has two share schemes in operation:

- The Share Option Plan; and
- The Equity Incentive Plan.

Under these plans, ordinary shares have been granted to senior executives, directors and employees and a number of consultants. Further details about the operation of these plans are set out in Note 27, Share-based payments. The Equity Incentive Plan is capable of issuing both options and performance rights. The pre-existing Share Option Plan will be phased out as existing options are issued or expire. The movement in options and performance rights issued under these plans is set out in the following tables.

72

Annual Report 2025

Note 19. Equity - issued capital (continued)

Share options

Movement in options on issue for the year ended 30 June 2025

	Grant date	Vesting date	Expiry date	FV per option at grant date A$	Exercise price A$	Opening balance	Expired	Closing balance
NEDs [1]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	(653,594)	-
Ex-NEDs [2]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	(653,594)	-
NEDs	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	652,646
Ex-NEDs	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	978,969
Movement for the year ended 30 June 2025						**2,938,803**	**(1,307,188)**	**1,631,615**

Movement in options on issue for the year ended 30 June 2024

	Grant date	Vesting date	Expiry date	FV per option at grant date A$	Exercise price A$	Opening balance	Exercised	Expired	Closing balance
NEDs	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	(357,710)	(357,710)	-
Ex-NEDs	09-Nov-18	09-Nov-19	14-Nov-24	0.126	0.242	715,420	-	(715,420)	-
NEDs	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	653,594
Ex-NEDs	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	653,594
NEDs	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	652,646
Ex-NEDs	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	978.969
Movement for the year ended 30 June 2024						**4,369,643**	**(357,710)**	**(1,073,130)**	**2,938,803**

(1) NEDs refers to Non-executive directors.
(2) Ex-NEDs refers to former Non-executive directors.

73

Ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 19. Equity - issued capital (continued)

Performance rights

Movement in performance rights on issue for the year ended 30 June 2025

	Grant date	Vesting date	Fair value per right at grant date A$	Opening balance No.	Issued No.	Exercised No.	Forfeited No.	Closing balance No.
2021 LTI perf. based - KMP	1-Jul-21	1-Jul-24	0.3710	1,458,852	-	(364,714)	(1,094,138)	-
2021 LTI time based - KMP	1-Jul-21	1-Jul-24	0.3300	972,569	-	(972,569)	-	-
Retention on employment – staff	1-Jul-21	1-Jul-24	0.3300	679,146	-	(679,146)	-	-
2021 LTI perf. based – staff	26-Aug-21	1-Jul-24	0.4570	354,093	-	(88,525)	(265,568)	-
2021 LTI perf. based –c KMP	26-Aug-21	1-Jul-24	0.4570	223,084		(55,771)	(167,313)	-
2021 LTI time based – staff	26-Aug-21	1-Jul-24	0.5100	721,111	-	(721,111)	-	-
2021 LTI time based – KMP	26-Aug-21	1-Jul-24	0.5100	223,084	-	(223,084)	-	-
2021 LTI perf. based – KMP	5-Nov-21	1-Jul-24	0.7240	1,567,975	-	(391,995)	(1,175,980)	-
2021 LTI time based – KMP	5-Nov-21	1-Jul-24	0.7900	1,045,316	-	(1,045,316)	-	-
Retention on employment – staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	(115,000)	-	-
2022 LTI perf. based – KMP	1-Jul-22	1-Jul-25	0.4528	1,392,806	-	-	-	1,392,806
2022 LTI time based – KMP	1-Jul-22	1-Jul-25	0.4250	928,538	-	-	-	928,538
Retention on employment – staff	1-Jul-22	1-Jul-25	0.4250	35,000	-	-	-	35,000
2022 LTI time based – staff	22-Aug-22	1-Jul-25	0.6800	200,000	-	-	(57,773)	142,227
Retention on employment – directors	25-Aug-22	25-Aug-25	0.6600	200,000	-	-	(3,467)	196,533
2022 LTI perf. based – staff	1-Sep-22	1-Jul-25	0.6128	59,905	-	-	(19,258)	40,647
2022 LTI time based – staff	1-Sep-22	1-Jul-25	0.6500	179,715	-	-	-	179,715
2022 LTI perf. based – KMP	5-Sep-22	1-Jul-25	0.6448	306,987	-	-	-	306,987
2022 LTI time based – KMP	5-Sep-22	1-Jul-25	0.6150	204,658	-	-	-	204,658
2022 LTI perf. based – staff	5-Sep-22	1-Jul-25	0.5780	651,640	-	-	-	651,640
2022 LTI time based – staff	5-Sep-22	1-Jul-25	0.6150	961,948	-	-	-	961,948
2022 LTI perf. based – KMP	4-Nov-22	1-Jul-25	0.5245	1,249,442	-	-	-	1,249,442
2022 LTI time based – KMP	4-Nov-22	1-Jul-25	0.5700	832,962	-	-	-	832,962
Retention on employment - staff	1-Jan-23	1-Jan-26	0.3700	200,000	-	-	(200,000)	-
2023 STI time based – staff	1-Jul-23	1-Jul-24	0.3400	548,268	-	(548,268)	-	-
2023 STI perf. based - KMP	1-Jul-23	1-Jul-24	0.3400	3,810,642	-	(3,810,642)	-	-
2023 LTI time based – staff	12-Sep-23	1-Jul-26	0.2250	2,249,082	-	-	(197,049)	2,052,033
2023 LTI perf. based – staff	12-Sep-23	1-Jul-26	0.2250	1,361,291	-	-	(149,891)	1,211,400
2023 LTI time based – KMP	12-Sep-23	1-Jul-26	0.2250	1,533,520	-	-	-	1,533,520
2023 LTI perf. based – KMP	12-Sep-23	1-Jul-26	0.2250	2,300,279	-	-	-	2,300,279
2023 LTI time based – KMP	12-Sep-23	1-Jul-26	0.2250	1,127,137	-	-	-	1,127,137
2023 LTI perf. based – KMP	12-Sep-23	1-Jul-26	0.2250	1,690,704	-	-	-	1,690,704
Retention on employment – staff	1-Oct-23	30-Sep-26	0.2200	225,000	-	-	-	225,000
2023 STI time based – KMP	3-Nov-23	1-Jul-24	0.1750	2,910,454	-	(2,910,454)	-	-
Retention on employment – directors	3-Nov-23	2-Nov-24	0.2400	1,361,955	-	(1,361,955)	-	-
2024 STI time based – staff	1-Jul-24	1-Oct-24	0.1488	-	3,417,317	(722,266)	-	2,695,051
2024 STI time based – KMP	1-Jul-24	1-Oct-24	0.1488	-	7,338,731	-	-	7,338,731
2024 LTI perf. based – KMP	30-Sep-24		0.1488	-	5,411,818	-	-	5,411,818
2024 LTI time based – KMP	30-Sep-24	1-Jul-27	0.1488	-	3,607,876	-	-	3,607,876
2024 LTI perf. based – staff	30-Sep-24	1-Jul-27	0.1488	-	2,815,486	-	(54,774)	2,760,712
2024 LTI time based – staff	30-Sep-24	1-Jul-27	0.1488	-	4,494,646	-	(164,323)	4,330,323
2024 LTI perf. based – KMP	1-Nov-24	1-Jul-27	0.2800	-	4,009,239	-	-	4,009,239
2024 LTI time based – KMP	1-Nov-24	1-Jul-27	0.2800	-	2,672,826	-	-	2,672,826
2024 STI – KMP	1-Nov-24	1-Jul-25	0.2800	-	6,079,022	-	-	6,079,022
Retention on employment – directors	1-Nov-24	1-Nov-25	0.2800	-	713,826	-	(65,369)	648,457
ROD bonus time based – KMP	7-Nov-24	8-Nov-24	0.2100	-	7,558,318	(7,558,318)	-	-
ROD bonus time based – staff	7-Nov-24	8-Nov-24	0.2100	-	8,488,674	(8,488,674)	-	-
2024 Supplemental LTI	1-Mar-25	28-Feb-29	0.1450	-	6,273,298	-	-	6,273,298
Retention on appointment – directors	5-May-25	4-May-28	0.1350	-	200,000	-	-	200,000
Movement for the year ended 30 June 2025				**33,882,163**	**63.081,077**	**(30,057,808)**	**(3,614,903)**	**63,290,529**

74

Annual Report 2025

Note 19. Equity - issued capital (continued)

Movement in performance rights on issue for the year ended 30 June 2024

	Grant date	Vesting date	Fair value per right at grant date A$	Opening balance No.	Issued No.	Exercised No.	Forfeited No.	Closing balance No.
2020 LTI perf. based – staff	1-Jul-20	1-Jul-23	0.1370	1,527,255	-	(534,541)	(992,714)	-
2020 LTI time based - staff	1-Jul-20	1-Jul-23	0.1250	2,170,190	-	(2,170,190)	-	-
2020 LTI perf. based - KMP	1-Jul-20	1-Jul-23	0.1370	3,642,025	-	(1,274,711)	(2,367,314)	-
2020 LTI time based - KMP	1-Jul-20	1-Jul-23	0.1250	2,428,016	-	(2,428,016)	-	-
Retention on employment – staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	(226,129)	-	-
2020 LTI perf. based - KMP	6-Nov-20	1-Jul-23	0.1665	2,016,774	-	(705,871)	(1,310,903)	-
2020 LTI time based - KMP	6-Nov-20	1-Jul-23	0.1950	1,344,516	-	(1,344,516)	-	-
Retention on employment – directors	1-Feb-21	1-Feb-24	0.3300	600,000	-	(600,000)	-	-
2021 LTI perf. based - KMP	1-Jul-21	1-Jul-24	0.3710	1,458,852	-	-	-	1,458,852
2021 LTI time based - KMP	1-Jul-21	1-Jul-24	0.3300	972,569	-	-	-	972,569
Retention on employment – staff	1-Jul-21	1-Jul-24	0.3300	679,146	-	-	-	679,146
2021 LTI perf. based – staff	26-Aug-21	1-Jul-24	0.4570	605,125	-	-	(27,948)	577,177
2021 LTI time based – staff	26-Aug-21	1-Jul-24	0.5100	1,028,040	-	-	(83,845)	944,195
2021 LTI perf. based – KMP	5-Nov-21	1-Jul-24	0.7240	1,567,975	-	-	-	1,567,975
2021 LTI time based – KMP	5-Nov-21	1-Jul-24	0.7900	1,045,316	-	-	-	1,045,316
Retention on employment - staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	-	-	115,000
2022 LTI perf. based – KMP	1-Jul-22	1-Jul-25	0.4528	1,392,806	-	-	-	1,392,806
2022 LTI time based – KMP	1-Jul-22	1-Jul-25	0.4250	928,538	-	-	-	928,538
Retention on employment – staff	1-Jul-22	1-Jul-25	0.4250	35,000	-	-	-	35,000
2022 cash bonus conversion – KMP	1-Jul-22	1-Jul-23	0.4250	1,207,370	-	(1,207,370)	-	-
2022 cash bonus conversion – staff	1-Jul-22	1-Jul-23	0.4250	929,307	-	(929,307)	-	-
2022 LTI time based – staff	22-Aug-22	1-Jul-25	0.6800	200,000	-	-	-	200,000
Retention on employment – directors	25-Aug-22	25-Aug-25	0.6600	200,000	-	-	-	200,000
2022 LTI perf. based – staff	1-Sep-22	1-Jul-25	0.6128	59,905	-	-	-	59,905
2022 LTI time based – staff	1-Sep-22	1-Jul-25	0.6500	179,715	-	-	-	179,715
2022 LTI perf. based – KMP	5-Sep-22	1-Jul-25	0.6448	306,987	-	-	-	306,987
2022 LTI time based – KMP	5-Sep-22	1-Jul-25	0.6150	204,658	-	-	-	204,658
2022 LTI perf. based – staff	5-Sep-22	1-Jul-25	0.5780	681,095	-	-	(29,455)	651,640
2022 LTI time based – staff	5-Sep-22	1-Jul-25	0.6150	1,050,312	-	-	(88,364)	961,948
2022 LTI perf. based – KMP	4-Nov-22	1-Jul-25	0.5245	1,249,442	-	-	-	1,249,442
2022 LTI time based – KMP	4-Nov-22	1-Jul-25	0.5700	832,962	-	-	-	832,962
PRs in lieu of directors fees	4-Nov-22	4-Nov-23	0.5700	385,824	-	(385,824)	-	-
Retention on employment - staff	1-Jan-23	1-Jan-26	0.5700	200,000	-	-	-	200,000
2023 STI time based – staff	1-Jul-23	1-Jul-24	0.3400	-	548,268	-	-	548,268
2023 STI perf. based - KMP	1-Jul-23	1-Jul-24	0.3400	-	3,810,642	-	-	3,810,642
2023 LTI time based – staff	12-Sep-23	1-Jul-26	0.2250	-	2,249,082	-	-	2,249,082
2023 LTI perf. based – staff	12-Sep-23	1-Jul-26	0.2250	-	1,361,291	-	-	1,361,291
2023 LTI time based – KMP	12-Sep-23	1-Jul-26	0.2250	-	1,533,520	-	-	1,533,520
2023 LTI perf. based – KMP	12-Sep-23	1-Jul-26	0.2250	-	2,300,279	-	-	2,300,279
2023 LTI time based – KMP	12-Sep-23	1-Jul-26	0.2250	-	1,127,137	-	-	1,127,137
2023 LTI perf. based - KMP	12-Sep-23	1-Jul-26	0.2250	-	1,690,704	-	-	1,690,704
2023 cash bonus conversion – staff	29-Sep-23	1-Oct-23	0.2250	-	749,694	(749,694)	-	-
Retention on employment – staff	1-Oct-23	30-Sep-26	0.2200	-	225,000	-	-	225,000
2023 MD Awards – KMP	1-Oct-23	3-Oct-23	0.2200	-	280,000	(280,000)	-	-
2023 STI time based – KMP	3-Nov-23	1-Jul-24	0.1750	-	2,910,454	-	-	2,910,454
Retention on employment – directors	3-Nov-23	2-Nov-24	0.2400	-	1,361,955	-	-	1,361,955
Movement for the year ended 30 June 2024				**31,470,849**	**20,148,026**	**(12,836,169)**	**(4,900,543)**	**33,882,163**

75

 ioneer  Notes to and forming part of the Consolidated Financial Statements  continued  76  Note 20. Equity - reserves  30-Jun-25  $'000  30-Jun-24  $'000  Foreign currency translation reserve  (13,030)  (12,761)  Equity compensation reserve  Total reserves   10,583 9,663   (2,447) (3,098)  The equity compensation reserve is used to recognise the value of equity-settled share-based payments provided to employees, directors and consultants. The fair value of such compensation is measured using generally accepted valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of instruments granted is recognised as an expense or capitalised if appropriate over the vesting period with a corresponding increase in equity.  The foreign currency translation reserve comprises all foreign exchange differences arising from the following:  The translation of the financial statements of foreign operations where the functional currency is different to functional currency of the parent entity; and  Exchange differences arise on the translation of monetary items which form part of the net investment in the foreign operation.  Movements in reserves  Movements in each class of reserve during the current and previous financial year are set  out below:  Equity  Foreign currency  compensation  reserve  translation  reserve  Total reserves  $'000  $'000  $'000  Balance at 1 July 2023  7,278  (12,716)  (5,438)  Share based payment expensed/capitalised  4,277  -  4,277  Fair value of performance rights vested  (1,892)  -  (1,892)  Foreign currency translation differences for foreign operations   - (45) (45)  Balance at 30 June 2024  9,663  (12,761)  (3,098)  Share based payment expensed/capitalised  6,106  -  6,106  Fair value of performance rights vested  (5,186)  -  (5,186)  Foreign currency translation differences for foreign operations   - (269) (269)  10,583 (13,030) (2,447)  Balance at 30 June 2025  Note 21. Equity - accumulated losses  30-Jun-25  $'000  30-Jun-24  $'000  Accumulated losses at the beginning of the financial year  (60,352)  (52,527)  Loss after income tax expense for the year  Accumulated losses at the end of the financial year   (9,554) (7,825)   (69,906) (60,352)  Note 22. Equity - dividends  There were no dividends paid, recommended or declared during the current or previous financial year.

 Annual Report 2025  77  Note 23. Financial instruments  23.1. Classification and measurement  The carrying values of financial assets and liabilities of the Group approximate their value.  The Group measures and recognises in the statement of financial position on a recurring basis certain assets and liabilities at fair value in accordance with AASB 13 Fair value measurement. The fair value must be estimated for recognition and measurement or for disclosure purposes in accordance with the following hierarchy:  Level 1:  Level 2:  Quoted prices (unadjusted) in active markets for identical assets or liabilities;  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and  Inputs for the assets or liabilities which are not based on observable market data (unobservable inputs).  Level 3:  The Group has no financial assets where the carrying amount exceeds net fair values at balance date. The Group's receivables at balance date are detailed in Note 7 of this report.  23.2. Financial risk management  Framework  The Group is involved in activities that expose it to a variety of financial risks, including:  a)  b)  c)  d)  Credit risk Liquidity risk  Capital management risk  Market risk related to commodity pricing, interest rates and currency fluctuations.  The Board of Directors has overall responsibility for the establishment and oversight of the financial risk management framework of the group. Management is responsible for monitoring the financial risks.  The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group's objectives.  The Group does not undertake any hedging activities.  Credit risk  Credit risk is the risk of sustaining a financial loss as a result of the default by a counterparty to make full and timely payments on transactions which have been executed, after allowing for set-offs which are legally enforceable.  Credit risk arises from investments in cash and cash equivalents with banks and credit exposure to customers and/or suppliers. Receivables and cash and cash equivalents represent the Group's maximum exposure to credit risk.  There are no trade receivables past due or impaired at the end of the reporting period (2024: nil).  Liquidity risk  Liquidity risk is the risk that the Group will not have sufficient liquidity to meet its financial obligations as they fall due.

Ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 23. Financial instruments (continued)

The Group manages liquidity by continually monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. Short-term and long-term cash flow projections are prepared periodically and submitted to the Board.

Below is a table representing the Group's undiscounted contractual cash flows:

Contractual cash flows	Note	Less than 1 year '000	1-2 years '000	2-5 years '000	More than 5 years '000	Total '000
Consolidated - 2025						
Payables	14	2,408	-	-	-	2,408
Lease liabilities	15	118	168	108	-	394
		2,526	168	108	-	2,802
Consolidated - 2024						
Payables	14	4,614	-	-	-	4,614
Lease liabilities	15	41	29	13	-	83
Borrowings	17	1,200	-	-	-	1,200
		5,855	29	13	-	5,897

c. Capital management risk

The overriding objective of the Group's capital management strategy is to increase shareholder return whilst maintaining the flexibility to pursue strategic initiatives within a prudent capital structure.

The primary objective of the capital management policy is to ensure the Group maintains a strong credit profile and appropriate capital ratios to support the development of the Company's assets.

The Company manages its capital structure and makes adjustments to it in light of economic conditions.

d. Market risk

The method and assumptions remain consistent with prior periods.

Foreign exchange risk

Foreign exchange risk arises from the commercial transactions and valuations of assets and liabilities that are denominated in a currency that is not the entity's functional currency.

The Group has monetary items, including financial assets, denominated in currencies other than the functional currency of the entity. These are primarily US$ cash and intercompany loan balances in the holding company, which has a A$ functional currency. These items are restated to A$ equivalent at each period end, and the associated gain or loss is taken to the income statement. The US$ equivalent of these FX balances is reported in the group income statement as the functional currency financial statements are translated to US$ reporting currency for group reporting purposes.

The Group operates in a predominately US$ environment. The majority of the Group's financial position is managed and reported in US$. There is a foreign exchange exposure where the Group holds financial assets and liabilities in A$. These positions are summarised in the table below:

78

Annual Report 2025

Note 23. Financial instruments (continued)

Exchange rates applied during the year	Average rate for the year ended 30-Jun-25	Spot rate at 30-Jun-25
AUD/USD	0.6465	0.6561

Financial instruments denominated in Australian dollars	30-Jun-25 $'000	30-Jun-24 $'000
Financial assets		
Cash	16,398	11,513
Trade and other receivables	19	105
Financial liabilities		
Trade and other payables	(321)	(120)
Provisions	(296)	(251)
Net financial instruments	15,800	11,247

Foreign exchange rate sensitivity	10% increase in the AUD:USD foreign exchange rate 2025	10% decrease in AUD:USD foreign exchange rate 2025	10% increase in the AUD:USD foreign exchange rate 2024	10% decrease in AUD:USD foreign exchange rate 2024
Impact to A$ balance:				
Financial assets				
Cash	1,639,839	(1,639,839)	1,151,297	(1,151,297)
Trade and other receivables	1,858	(1,858)	10,492	(10,492)
Financial liabilities				
Trade and other payables	32,146	(32,146)	11,981	(11,981)
Provision	29,650	(29,650)	25,081	(25,081)

There is no impact to the current year loss on the above scenarios as the impact is taken to the foreign currency translation reserve.

Interest rate risk

The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of reasonable possible changes in the market interest rates, arise in relation to the Company's bank balance.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% would result in $255,326 (30 June 2024: $308,000) decrease in the current year loss and an increase in interest income related to cash deposits. A decrease of interest rates of 1% would result in $255,326 (30 June 2024: $308,000) increase in the current year loss and a decrease in interest income related to cash deposits.

Commodity price risk

The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities may be affected. The Company does not hedge its exposures.

79

ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 24. Employee benefits expensed

	30-Jun-25 $'000	30-Jun-24 $'000
Non-executive Director fees	410	410
Executive Director fees	313	311
Employee benefits expense	2,485	2,990
Share-based payments	3,164	1,633
Total employee benefits expensed	6,372	5,344

Note 25. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the company is set out below:

	30-Jun-25 $'000	30-Jun-24 $'000
Salary and short-term incentives	3,015	3,734
Post-employment benefits	75	121
Share-based payments	3,539	1,884
Total key management personnel compensation	6,629	5,739

Transactions with directors and KMP

With the exception of the disclosures within this note, no director or executive has entered into any material contracts with the Group since the end of the previous financial year and there were no material contracts involving director or executive interests existing at year end.

The Company has entered into indemnity deeds to indemnify executives and directors of the Company against certain liabilities incurred in the course of performing their duties.

Note 26. Earnings per share

	30-Jun-25	30-Jun-24
Earnings used in calculating earnings per share	$'000	$'000
Loss after income tax attributable to the owners of ioneer Limited	(9,554)	(7,825)
Weighted average number of ordinary shares used as the denominator	Number	Number
Issued ordinary shares - opening balance	2,325,614,708	2,098,818,267
Effect of shares issued	31,960,803	46,244,015
Weighted average number of ordinary shares	2,357,575,511	2,145,062,282

	30-Jun-25	30-Jun-24
Weighted average number of shares (diluted)	$'000	$'000
Weighted average number of ordinary shares at 30 June for basic EPS	2,357,575,511	2,145,062,282
Effect of dilution from options and rights on issue	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,357,575,511	2,145,062,282

80

 Annual Report 2025  81  Note 26. Earnings per share (continued)  The options and performance rights are anti-dilutive and have been excluded from the diluted EPS calculation below:  30-Jun-25  Cents  30-Jun-24  Cents  Basic loss per share attributable to the ordinary equity holders of the company  (0.41)  (0.36)  Diluted loss per share attributable to the ordinary equity holders of the company  (0.41)  (0.36)  Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.  Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of the dilution from options and rights on issue in the financial year would be 64,922,144 (2024: 36,944,618). The impact of the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.  Note 27. Share-based payments  Share-based compensation is provided to employees via rights or options to acquire shares in the Company. As described in Note 19, the Company has two share schemes in operation. Under these plans, options or performance rights which may be converted into ordinary shares have been granted to non-executive directors, senior executives, employees and a number of consultants.  The cost of these equity-settled transactions is determined by reference to the fair value at the date at which they are granted. The fair value of the options granted is determined by using the Black & Scholes option pricing model. The fair value of the performance rights granted with time-based hurdles is determined using the 10-day VWAP of the Company's fully paid share capital, up to and including the date the performance rights are granted. For the performance-based performance rights, the fair value is determined by using a Monte Carlo model for the valuation of the performance rights subject to the relative performance hurdle and for those rights subject to the business objectives, the valuation is equal to the value of the share price at grant date, multiplied by the number of shares anticipated to vest.  The cumulative expense recognised for equity-settled transactions at each reporting date reflects:  i.  ii.  the extent to which the vesting period has expired, and  the number of awards that, in the opinion of the directors of the Company, will ultimately vest.  This opinion is formed based on the best available information at balance date. Where an equity-settled award is cancelled, the estimate is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  Each plan is described in more detail below.

ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 27. Share-based payments (continued)

Equity Incentive Plan - established at the 2018 AGM
An Equity Incentive Plan was established following the AGM held on 31 October 2018. The purpose of the new Equity Incentive Plan ("the Plan") is to provide eligible persons the opportunity to participate in the growth and profits of the Company, and to attract, motivate and retain their services to promote the Company's long-term success.

Under the terms of the Plan, the Board may at its discretion invite eligible persons to participate in a grant of awards. An award may be either an option or performance right, to acquire a share in the capital of the Company in accordance with the Plan rules.

Options and rights issued under the terms and conditions and of the Plan are as follows:

Type	Key terms	Expiry date
Options		
Non-Executive Directors	The options were issued at an exercise price equal to VWAP for the Company's shares over the 10 trading days immediately before the date of the AGM. The options vest after 12 months and expire 60 months from the date of issue.	Tranche 2: 14 Nov 24
Performance rights – time based		
Retention on Employment	• Agreements with early recruits including vesting in equal instalments after 12, 24 and 36 months. However, since mid-2019 a standard approach of vesting after 3 years has been implemented. • Conditional on the achievement of continuing employment	N/A
Deferred STI	• 12 month vesting period from 1 July the tear following the relevant STI period • Conditional on the achievement of continuing employment	
LTI grants	• 36 month vesting period from 1 July of relevant period • Conditional on the achievement of continuing employment	
Performance rights – performance based		
LTI grants	• 36 month vesting period from 1 July of relevant period • The Board will employ discretion in assessing Project results and determining vesting of performance units; below, at or above targets: **HSE:** Top quartile E, H&S and Community performance (compared to North American Mining Projects) **Construction:** Construction delivery compared to schedule at FID **Growth:** Measured and indicated LCE resource increased levels by 10% above July 2024 levels **Cost Control:** Project spend compared to budget at FID **Share price:** INR shareholder return compared to competitors • Unlike producing organisations with established operations that typically aim to deliver performance conditions tied to anticipated revenues, production levels and growth objectives, ioneer has a single pre-production project with less certainty or control over key deliverables. Providing the Board with the discretion to assess the extent of delivery, the importance/value of the various targets delivered (or not) allows the ability to balance shareholder expectations and KMP reward, motivation and retention. • The Board will employ discretion in assessing Project results and determining the vesting of performance units; below, at or above targets (up to 200%).	N/A

Key features include:
- The Board may at its discretion make invitations to or grant awards to eligible persons.
- Award means an option or a performance right to acquire a Share in the capital of the Company.
- Eligible Persons include executive directors or executive officers of the Group, employees, contractors or consultants of the Group or any other persons.
- A participant may not sell or assign awards.
- Within 30 days after the vesting date in respect of a vested performance right, the Company must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.
- At any time during the exercise period, a participant may exercise any or all of their vested options by paying the exercise price.

Whilst there are a number of options and performance rights remaining on issue under the terms and conditions of previous schemes, no further options or rights will be issued under these pre-existing schemes which are described below.

82

 Annual Report 2025  83  Note 27. Share-based payments (continued)  Share Option Plan  The Group established a Share Option Plan in 2010 (and reconfirmed it at the 2016 AGM) to assist in the attraction, retention and motivation of KMP and in the retention of key consultants. Key features include:    Full or part time employee or consultants of the Group are eligible to participate.  Options issued pursuant to the plan will be issued free of charge.  Options are time based and there are no performance conditions.  Options cannot be transferred and are not quoted on the ASX.  Options expire if not exercised 90 days after a participant resigns from the company.  The exercise of the options, at grant date, shall be as the directors in their absolute discretion determine, provided the exercise price shall not be less than the weighted average of the last sale price of the Company's shares on ASX at the close of business on each of the 5 business days immediately preceding the date on which the directors resolve to grant the options.  The directors may limit the total number of options which may be exercised under the plan in any year.  A summary of options and performance rights on issue is set out in Note 19.  Note 28. Parent entity disclosures  30-Jun-25  30-Jun-24  Result for the parent entity  $'000  $'000  Loss for the period   (1,767)   (1,202)  Total comprehensive loss for the period  (1,767)  (1,202)  Financial position of the parent entity  Current assets  117,668  97,578  Non-current assets   151,237    151,218   Total assets  268,905  248,796  30-Jun-25  30-Jun-24  $'000  $'000  Current liabilities  618  442  Non-current liabilities   69    -   Total liabilities  687  442  Net assets  268,218  248,354  Contributed equity  302,651  281,671  Reserves  (11,184)  (11,835)  Accumulated losses   (23,249)   (21,482)  Total equity  268,218  248,354  Parent entity contingencies and disclosures  Commitments of the Company as at reporting date are disclosed in Note 30 to the financial statements.  Parent entity guarantees in respect of debts of its subsidiaries  No guarantees have been entered into by the Company in relation to the debts of its subsidiaries.

ioneer

Notes to and forming part of the Consolidated Financial Statements
continued

Note 29. Controlled entities

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1:

Controlled entities of Ioneer Limited	Principal place of business / Country of incorporation	Ownership interest 30-Jun-25 %	30-Jun-2024 %
Ioneer USA Corporation	USA	100.00%	100.00%
Ioneer Minerals Corporation	USA	100.00%	100.00%
Ioneer Holdings USA Inc.	USA	100.00%	100.00%
Ioneer Holdings Nevada Inc.	USA	100.00%	100.00%
Gerlach Gold LLC	USA	100.00%	100.00%
Paradigm AZ LLC	USA	100.00%	100.00%
Ioneer Rhyolite Ridge Holdings LLC	USA	100.00%	100.00%
Ioneer Rhyolite Ridge Midco LLC	USA	100.00%	100.00%
Ioneer Rhyolite Ridge LLC	USA	100.00%	100.00%
Ioneer SLP LLC	USA	0.00%	100.00%
Ioneer Canada ULC	Canada	100.00%	100.00%

Note 30. Capital and other commitments

	30-Jun-25 $'000	30-Jun-24 $'000
Payable within one year		
Water rights	1,336	498
Non-cancellable lease commitments	261	267
Exploration and evaluation expenditure commitments	317	216
	1,913	981
Payable after one year but not later than five years		
Water rights	4,971	953
Non-cancellable lease commitments	288	54
Exploration and evaluation expenditure commitments	317	432
	5,576	1,439
Payable later than five years		
Water rights	9,116	-
Non-cancellable lease commitments	-	-
Exploration and evaluation expenditure commitments	-	-
	9,116	-
Total commitments	16,605	2,420

Water rights

The Company has secured water rights via exclusive options to enter into long-term leases. In addition, there is an option to purchase these water rights and associated land at any time at the Company's sole election. This is a discretionary purchase and is excluded from the commitments disclosed above.

Non-cancellable lease commitments

Included within non-cancellable lease commitments is the lease of a neighbouring property to the Rhyolite Ridge Lithium-Boron Project. The Company has entered an option agreement to purchase this property. The cost of this discretionary purchase is excluded from the commitments disclosed above.

84

 Annual Report 2025  85  Note 30. Capital and other commitments (continued)  Exploration licence expenditure requirements  In order to maintain the Company's tenements in good standing with various mines departments and comply with the underlying option agreements, the Company will be required to pay annual claim maintenance fees. It is likely that the granting of new licenses and changes in license areas at renewal or expiry will change the expenditure commitment to the Company from time to time.  Note 31. Contingent assets/liabilities  Settlement of Rhyolite Ridge  The Company has entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a 'decision to mine' the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:  Pay Boundary Peak LLC US$3 million, or  Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD$0.75 = AUD$1.00.  As at the date of this report, the decision to mine has not yet been made by the Company. There are no other known contingent liabilities as at 30 June 2025.  Note 32. Remuneration of auditors  During the financial year, the following fees were paid or payable for services provided by Ernst & Young, the auditor of the Company:  30-Jun-25  $  30-Jun-24  $  Audit services - Ernst & Young  Audit or review of the financial statements   261,040    211,400   Other services - Ernst & Young  Other assurance services Non-audit services  -  -   - -    - - 261,040  Total audit services  211,400  Note 33. Related party transactions  Non-key management personnel disclosures  The Group has a related party relationship with its controlled entities, refer to Note 29. The Company and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.  Key management personnel disclosures  Disclosures relating to key management personnel are set out in Note 25 and the remuneration report included in the directors' report.

 ioneer  Notes to and forming part of the Consolidated Financial Statements  continued  86  Note 34. Events after the reporting period  On 17 July 2025, Ioneer announced the issue of 33,550,000 new fully paid ordinary shares under a share purchase plan, raising approximately US$2.2 million. The shares will rank equally with existing shares from the date of issue, and the funds will be used to accelerate the development of the Rhyolite Ridge Lithium-Boron Project.  Other than as mentioned above, In the period since 30 June 2025 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Annual Report 2025

Consolidated Entity Disclosure Statement

Entity name	Entity type	Body corporates Place formed or incorporated	Body corporates % of share capital held	Tax residency Australian or foreign	Tax residency Foreign jurisdiction
Ioneer Limited	Body corporate	Australia	N/A	Australian	N/A
Ioneer Canada ULC	Body corporate	Canada	100%	Australian	CAD
Ioneer Holdings USA Inc.	Body corporate	USA	100%	Foreign	USA
Ioneer Holdings Nevada Inc.	Body corporate	USA	100%	Foreign	USA
Ioneer USA Corporation	Body corporate	USA	100%	Foreign	USA
Gerlach Gold LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Rhyolite Ridge Holdings LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Rhyolite Ridge Midco LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Rhyolite Ridge LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Minerals Corporation	Body corporate	USA	100%	Foreign	USA
Paradigm AZ LLC	Body corporate	USA	100%	Foreign	USA

87

 ioneer  88  In the directors' opinion:  the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;  the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;  the attached financial statements and notes give a true and fair view of the company's financial position as at 30 June 2025 and of its performance for the financial year ended on that date;  there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and  ●  the consolidated entity disclosure statement required by section 295(3A) of the Corporations Act is true and correct.  The directors have been given the declarations required by section 295A of the Corporations Act 2001.  Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001. On behalf of the directors  James D Calaway Executive Chairman  17 September 2025  Directors’ Declaration

 Annual Report 2025  89  Independent Auditor’s Report  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Ernst & Young 200 George Street  Sydney NSW 2000 Australia  GPO Box 2646 Sydney NSW 2001  Tel: +61 2 9248 5555  Fax: +61 2 9248 5959  ey.com/au  Independent auditor’s report to the members of ioneer Ltd  Report on the audit of the financial report  Opinion  We have audited the financial report of ioneer Ltd (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2025, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration.  In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:  Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2025 and of its consolidated financial performance for the year ended on that date; and  Complying with Australian Accounting Standards and the Corporations Regulations 2001.  Basis for opinion  We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.  Key audit matters  Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.  We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report.

 ioneer  Independent Auditor’s Report  continued  90  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Page 2  Indicators of Impairment - Exploration and Evaluation Assets  Why significant  How our audit addressed the key audit matter  At 30 June 2025 the Group recorded capitalised exploration and evaluation (E&E) assets of US$203.1 million relating to its Rhyolite Ridge Project (the “Asset”) as disclosed in note 12.  At each reporting date, the Company assesses for indicators of impairment by assessing whether there are any facts and circumstances that suggest that the carrying amount of the E&E asset may exceed its recoverable amount.  This assessment involves significant judgment, including:  Whether the Group’s exploration licenses are current;  The Group’s ability and intention to continue to evaluate and develop the Rhyolite Ridge project;  Whether the results of the Group’s exploration and evaluation work to date are sufficiently progressed for a decision to be made as to the commercial viability or otherwise of the project;  Whether any other factors are present which would suggest the carrying value is not recoverable through either successful development or sale.  Given the value of the asset, the significance of E&E to users of the financial statements and the judgmental nature of impairment indicator assessments associated with E&E assets, we considered this to be a key audit matter.  Our audit procedures included the following:  Assessed the Group’s right to explore in the relevant exploration area, which included obtaining relevant documentation such as license agreements and permit approvals;  Evaluated the Group’s ability and intention to carry out significant E&E activity in the relevant exploration area which included assessment of the Group’s budgets, planned spend and discussions/inquiry with senior management as to the intentions and strategy of the Group;  Considered whether there is any information which would suggest that there are not commercially viable quantities of resources present, including obtaining and reviewing the latest reserves and resource statements prepared by an independent competent person;  Performed a valuation cross check using lithium trading and transaction multiples sourced by EY Valuations specialists and compared with the Asset’s carrying value;  Assessed whether any other evidence existed that would indicate that the carrying  value of capitalised exploration and evaluation expenditure is unlikely to be  recovered through successful development or sale. This included:  Review of other publicly available information in respect of the Asset and  considered whether any contrary  information exists to the conclusion that no indicators are present;  Consideration of the impact of the ongoing strategic partnership process being run and the potential implications to the Asset and its recoverable amount;  Performed a cross check of the net assets to  market capitalisation, considering drivers of the share price movements during the period and control premiums;  Assessed the adequacy of disclosures included in the notes to the financial report  including those made with respect to judgments and estimates.

 Annual Report 2025  91  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Page 3  Information other than the financial report and auditor’s report thereon  The directors are responsible for the other information. The other information comprises the information included in the Company’s 2025 annual report, but does not include the financial report and our auditor’s report thereon.  Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion.  In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.  If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.  Responsibilities of the directors for the financial report  The directors of the Company are responsible for the preparation of:  The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001; and  The consolidated entity disclosure statement that is true and correct in accordance with the  Corporations Act 2001; and  for such internal control as the directors determine is necessary to enable the preparation of:  The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and  The consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.  In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.  Auditor’s responsibilities for the audit of the financial report  Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material ioneer  Independent Auditor’s Report  continued  92  Page 4  if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.  As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:  Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.  Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.  Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.  Plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the Group financial report. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the Group audit. We remain solely responsible for our audit opinion.  We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.  We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.  From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation

 Annual Report 2025  93  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Page 5  should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.  Report on the audit of the Remuneration Report  Opinion on the Remuneration Report  We have audited the Remuneration Report included within the directors’ report for the year ended 30 June 2025.  In our opinion, the Remuneration Report of ioneer Ltd for the year ended 30 June 2025, complies with section 300A of the Corporations Act 2001.  Responsibilities  The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.  Ernst & Young  Siobhan Hughes Partner  Sydney  17 September 2025

Ioneer

Mineral Resource and Ore Reserves

Summarised below are the current Mineral Resources and Ore Reserves for the South Basin at Ioneer's 100%-owned Rhyolite Ridge Lithium-Boron Project in Nevada, USA.

Following completion of the DFS program in April 2020, Ioneer released the lithium-boron (searlesite) Mineral Resource & Ore Reserve Estimates. The Mineral Resource Estimate was updated and released in May 2025. A summary of the Mineral Resource & Ore Reserve Estimates is tabulated below. Updated mineral resource and ore reserve estimates were announced to the ASX on 3 September 2025.

Summary of Mineral Resource & Ore Reserve Estimates Rhyolite Ridge Lithium-Boron Project

	Metric Tonnes	Li Grade	B Grade	Equivalent Grade		Equivalent Contained Tonnes	
	(Mt)	(ppm)	(ppm)	Li2CO3 %	H2BO3 %	Li2CO3 kt	H2BO3 kt
Mineral Resource							
Stream 1 (>5,000 ppm B)							
Measured Resource	64.4	1,752	12,670	0.9	7.2	600	4,664
Indicated Resource	87.4	1,551	11,280	0.8	6.5	721	5,636
Inferred Resource	26.9	1,554	11,102	0.8	6.4	222	1,706
Total Stream 1	**178.7**	**1,624**	**11,754**	**0.9**	**6.7**	**1,544**	**12,005**
Mineral Resource							
Stream 2 (>$16.54/tonne net value cut-off grade, Low Clay)							
Measured Resource	68.7	1,257	1,554	0.7	0.9	460	611
Indicated Resource	145.1	1,196	1,583	0.6	0.9	923	1,313
Inferred Resource	60.2	1,249	941	0.7	0.5	400	324
Total Stream 2	**274.0**	**1,223**	**1,434**	**0.7**	**0.8**	**1,783**	**2,247**
Mineral Resource							
Stream 3 (>1,090 ppm Li, no B COG, high clay)							
Measured Resource	19.2	2,203	1,552	1.2	0.9	225	170
Indicated Resource	29.1	2,112	1,187	1.1	0.7	327	197
Inferred Resource	9.5	1,789	716	1.0	0.4	91	39
Total Stream 3	**57.8**	**2,089**	**1,231**	**1.1**	**0.7**	**642**	**407**
Total Mineral Resource (Streams 1, 2 and 3)	**510.4**	**1,461**	**5,023**	**0.8**	**2.9**	**3,969**	**14,659**
Ore Reserve							
Proved Reserve	85.7	1,572	6,814	0.8	3.9	717	3,341
Probable Reserve	160.9	1,407	4,715	0.8	2.7	1,205	4,337
Total Proved and Probable Ore Reserve	**246.6**	**1,464**	**5,444**	**0.8**	**3.1**	**1,922**	**7,678**

Note: Totals may not add due to rounding. Mineral Resources reported on a dry in-situ basis. Mineral Resources are reported inclusive of Ore Reserves.

WSP USA Inc. estimated the Ore Reserve estimates for the Rhyolite Ridge Definitive Feasibility Study ('DFS') completed in April 2020. The statement of estimates of Mineral Resources completed in May 2025, was compiled by Independent Mining Consultants, Inc.

The 2025 Mineral Resource is estimated to contain

- 510.4mt at 1,461ppm lithium (equivalent to 0.8% lithium carbonate) and 5,023ppm boron (equivalent to 2.9% boric acid)
- 4.0mt of equivalent lithium carbonate and 14.7mt of equivalent boric acid.

Mineral Resources are reported in accordance with the Australasian Code of Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Reserves Committee Code – JORC 2012 Edition).

In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm's buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm's buckwheat. The Project's Mine Plan of Operations, approved by the BLM in October 2024, has no direct impact on Tiehm's buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the February 2025 Mineral Resource estimate was not adjusted to account for any impacts from avoidance of Tiehm's buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the Mineral Resources for the February 2025 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.

94

 Annual Report 2025  95  Reserves are estimates of the amount of product that can be economically and legally extracted, processed and sold from the Group's properties under current and foreseeable economic conditions. The Group determines and reports reserves under the standards incorporated in the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (the JORC code).  The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets.  Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore to be determined by analysing geological data. This process may require complex and difficult judgements to interpret the data, Additional information about the Group's Reserves and Resources is set out in the 'Other Information' section.  The 2025 Ore Reserve is estimated to contain 246.6mt at 1,464ppm lithium (equivalent to 0.8% lithium carbonate) and 5,445ppm boron (equivalent to 3.1% boric acid), containing 1.9mt of equivalent lithium carbonate and 7.7mt of equivalent boric acid.  The Ore Reserves are based exclusively on HiB-Li mineralisation. The Mineral Resources are reported inclusive of the Ore Reserves. The changes to the previous ore reserve estimate primarily relate to:  inclusion of low-boron lithium mineralisation in the Ore Reserve estimate for the first time,  additional drilling completed,  avoidance of Tiehm’s buckwheat and Cave Springs in the mine plan, and  additional ore streams to process plant.  The 247mt Ore Reserve provides the foundation for a very long mine life at the Rhyolite Ridge Project, with clear potential for expansion and extension further underpinned by the 510mt Mineral Resource.  Competent Persons Statement  The information in this report that relates to the February 2025 Mineral Resource estimate is based on information compiled by Herbert E. Welhener, a Competent Person who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr. Welhener is a full-time employee of Independent Mining Consultants, Inc. (IMC) and is independent of Ioneer and its affiliates. Mr. Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. Welhener consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.  The information in this report that relates to the 2025 Ore Reserve estimate is based on information compiled by Joseph McNaughton, a Competent Person who is a certified Professional Engineer (‘PE’) in the US and is a registered professional engineer in the State of Arizona. Mr. McNaughton is a full-time employee of Independent Mining Consultants, Inc. (IMC) and is independent of Ioneer and its affiliates. Mr. McNaughton has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. McNaughton consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

ioneer

Glossary and Abbreviations

B	Boron
Carbonate minerals	Calcite and dolomite
DFS	Definitive Feasibility Study
H_3BO_3	Boric acid
GSC	Global Geoscience Limited
INR	Ioneer Limited
K-feldspar	Potassium feldspar
km	Kilometre
kt	Kilotonne
K_2SO_4	Potassium sulphate
Li	Lithium
Li_2BO_3	Lithium carbonate
LCE	Lithium carbonate equivalent
mt	Million tonnes
Mt	Metric tonnes
PFS	Pre-Feasibility Study
ppm	parts per million
Searlesite	Sodium borosilicate mineral
Sepiolite	Magnesium silicate
BLM	Bureau of Land Management
FWS	US Fish and Wildlife Service
ROD	Record of Decision
FID	Final Investment Decision

96

Annual Report 2025

Schedule of Tenements

Project	Country	Tenement ID	Tenement Name	Area (km²)	Interest at 30 June 2025	Interest at end of quarter	Note
Beacon Hill	USA	NMC118666	NLB claims (160)	12.80	100%	100%	No change
Beacon Hill	USA	NV106310781	NLB claims (41)	3.30	100%	100%	No change
Rhyolite Ridge	USA	NMC1117360	SLB claims (199)	15.90	100%	100%	No change
Rhyolite Ridge	USA	NV105809159	SLB claims (18)	1.40	100%	100%	No change
Rhyolite Ridge	USA	NMC1171536	SLM claims (122)	9.60	100%	100%	No change
Rhyolite Ridge	USA	NMC1179516	RR claims (65)	4.80	100%	100%	No change
Rhyolite Ridge	USA	NV105810398	RR claims (14)	1.10	100%	100%	No change
Beacon Hill	USA	NMC1129523	BH claims (81)	6.00	100%	100%	No change
Rhyolite Ridge	USA	NV105272779	RMS mill sites (23)	0.50	100%	100%	No change
Rhyolite Ridge	USA	NV106354216	RMS mill sites (325)	6.50	100%	100%	No change
Rhyolite Ridge	USA	NMC1147932	SLP claims (120)	9.60	100%	100%	No change
Rhyolite Ridge	USA	NV105272053	PR claims (11)	0.90	100%	100%	No change
Sarcobatus Basin	USA	NV106735396	COB claims (231)	18.50	0%	100%	Addition
SM	USA	NMC1166813	SM claims (96)	7.70	100%	100%	No change
GD	USA	NMC1166909	GD claims (13)	1.00	100%	100%	No change
CLD	USA	NMC1167700	CLD claims (65)	5.10	100%	100%	No change

97

 ioneer  98  Shareholder and ASX Information  Introduction  Information relating to shareholders at 9 September 2025 (per ASX listing Rule 4.10)  Issued capital  The Company has 2,608,172,516 fully paid shares on issue.  Options and performance rights on issue including holders of more than 20%  The Company has on issue 1,631,615 options and 63,290,529 performance rights. There are no holders of options or performance rights more than 20%.  There are no listed options or performance rights.  ASX listing  Listed on the Australian Securities Exchange 19 December 2007  ASX Code: INR (previously GSC) ABN: 76 098 564 606  Nasdaq listing  Listed on the Nasdaq Securities Exchange, under a level two American Depositary Receipt 30 June 2022  Nasdaq Code: IONR  Voting rights  There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be that fraction of one vote which the amount paid up bears to the total issued price thereof. Options and performance rights holders have no voting rights until the options are exercised or performance rights vest.

Annual Report 2025

Top 20 shareholders as at 9 September 2025

Name	Shares	%
Citicorp Nominees Pty Ltd	685,889,916	25.710%
HSBC Custody Nominees (Australia) Limited	308,750,905	11.573%
J P Morgan Nominees Australia Pty Limited	144,410,737	5.413%
Merrill Lynch (Australia) Nominees Pty Ltd	89,616,248	3.359%
Lithium Investors America LLC	56,268,106	2.109%
BNP Paribas Nominees Pty Ltd (IB AU Noms Retail Client)	48,847,059	1.831%
Warbont Nominees Pty Ltd (IB AU Noms Retail Clients)	47,992,863	1.799%
Mopti Pty Ltd (The Rowe Family A/C)	36,690,902	1.375%
FNL Investments Pty Ltd	28,950,000	1.085%
Versatile Money Pty Ltd (Versatile Money A/C)	27,907,639	1.046%
BNP Paribas Noms Pty Ltd	24,421,448	0.916%
FNL Investments Pty Ltd (Superannuation Plan A/C)	24,000,000	0.900%
Howarth Commercial Pty Ltd	19,631,627	0.773%
Kolley Pty Ltd (Lucas Family A/C)	19,610,000	0.735%
Quality Life Pty Ltd (The Viking Fund A/C)	19,024,590	0.713%
Quality Life Pty Ltd (The Neill Family A/C)	18,581,579	0.697%
BNP Paribas Nominees Pty Ltd (Clearstream)	18,149,127	0.680%
BNP Paribas Nominees Pty Ltd (HUB24 Custodial Serv Ltd)	17,372,332	0.651%
Bond Street Custodians (Laman – D05019 A/C)	15,500,000	0.581%
HSBC Custody Nominees (Australia) Limited – A/C 2	12,167,879	0.456%
Total	1,664,778,929	

Distribution of shareholders

	Holders	Total Units	%
1-1000	701	455,032	0.02%
1001-5000	2,955	8,229,026	0.32%
5001-10,000	1,685	13,559,745	0.51%
10,001-100,000	4,702	180,912,050	6.78%
101,000 and over	1,566	2,464,453,791	92.37%
Total	11,609	2,667,809,644	

Unmarketable parcels

	Minimum parcel size	Holders
Minimum $500 parcel at $0.177 per unit	4,733	3,146

Substantial shareholders

The following are substantial shareholder registered as at 9 September 2025.

Name	Shares	%
Centaurus	377,352,433	14.468%
Bank of New York Mellon Corporation	148,871,580	5.708%

On-market buy-back

There is no current on-market buy-back.

99

ioneer

Corporate Directory

Directors

James D. Calaway	Executive Chair
Bernard Rowe	Managing Director
Alan Davies	Non-Executive Director
Rose McKinney-James	Non-Executive Director
Margaret R. Walker	Non-Executive Director
Timothy Woodall	Non-Executive Director

Company Secretary

Ian Bucknell

Auditor

Ernst & Young
200 George Street
Sydney NSW 2000

Offices

Sydney (Registered Office)

Level 16, 213 Miller Street
North Sydney NSW 2060
Australia

Telephone	+61 (2) 9922-5800
Website	www.ioneer.com
Email	info@ioneer.com

Reno

9460 Double R Blvd.
Suite 200
Reno Nevada 89521
United States of America

Share Registrar

Boardroom Pty Limited
Level 8, 210 George Street
Sydney NSW 2000
Telephone: 1300 737 760

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Annual Report 2025  101